SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )

HYPERION SOLUTIONS CORPORATION
(Name of Subject Company)

HYPERION SOLUTIONS CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

44914M104
(CUSIP Number of Class of Securities)

Godfrey Sullivan
President and Chief Executive Officer
Hyperion Solutions Corporation
5450 Great America Parkway
Santa Clara, California 95054
(408) 744-9500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Gregory C. Smith, Esq. Hina Ahmad, Esq. Skadden Arps Slate Meagher & Flom LLP 525 University Ave, Suite 1100 Palo Alto, CA 94301 (650) 470-4500	William M. Kelly, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION

The name of the subject company is Hyperion Solutions Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 5450 Great America Parkway, Santa Clara, CA 95054, and the telephone number of the Company’s principal executive offices is (408) 744-9500.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of the Company (the “Common Stock”) and the associated Series A Junior Participating Preferred Stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of June 15, 1998, between the Company and Computershare Trust Company, as Rights Agent, as adjusted pursuant to the Certificate of Adjustment dated as of December 19, 2005 and as amended February 28, 2007 (together with the Common Stock, the “Shares”). As of the close of business on February 28, 2007, there were 59,226,065 shares of Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The filing person is the Company. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information.” Information about the Offer (as defined below), this Schedule 14D-9, the Information Statement, and related materials with respect to the Offer, may be found on the Company’s website at www.hyperion.com or on Oracle’s website at www.oracle.com.

This Schedule 14D-9 relates to the tender offer by Oracle Corporation, a Delaware corporation (“Oracle”), through its wholly-owned subsidiary, Hotrod Acquisition Corporation, a Delaware corporation (the “Purchaser”), to acquire all of the issued and outstanding Shares of the Company in exchange for $52.00 per Share (such amount, or any different amount per Share offered pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions of the Merger Agreement (as defined below) as described in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”) contained in the Schedule TO filed by Oracle and Purchaser (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on March 9, 2007. The Offer to Purchase and Letter of Transmittal are being mailed with this Schedule 14D-9, are filed herewith as Exhibits (a)(1)(i) and (a)(1)(ii) and are incorporated herein by reference.

Merger Agreement

This summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 13 and 15 of the Offer to Purchase which is filed as Exhibit (a)(1)(i) to the Schedule TO are qualified in their entirety by reference to the Merger Agreement, which has been filed herewith as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 28, 2007 (the “Merger Agreement”), among the Company, Purchaser and Oracle. The Merger Agreement provides that Purchaser will commence the Offer for all of the outstanding Shares for the Offer Price, subject to a minimum tender of that number of Shares which, together with the Shares already owned by Oracle and its subsidiaries (including Purchaser), would represent at least a majority of the then-outstanding Shares, and certain other conditions contained in the Merger Agreement (the Offer, together with the other transactions contemplated by the Merger Agreement, being referred to herein as the “Transactions”).

Among other things, the Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, following the purchase of and payment for a majority of the outstanding Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the “Merger”), and the Company will be the surviving corporation (the “Surviving Corporation”).

At the effective time of the Merger, each Share (other than restricted Shares, treasury Shares and Shares that are owned by (1) Oracle, the Purchaser or any other subsidiary of Oracle, (2) any subsidiary of the Company, or (3) stockholders of the Company who have properly exercised appraisal rights under Section 262 of the Delaware General Corporation Law, as amended (the “DGCL”)) will, by virtue of the Merger and without any action on the part of holders of Shares, be cancelled and converted into the right to receive cash in the amount of the Offer Price, without interest, upon surrender of the certificate (or receipt of an “agent’s message”) representing such Shares.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the absence of any applicable law prohibiting the Merger and, if required under Delaware law, the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the Company stockholders. If Purchaser has acquired (pursuant to the Offer or otherwise) a majority of the outstanding shares of Common Stock entitled to vote, then at any subsequent stockholder vote, Purchaser will have sufficient voting power to adopt the Merger Agreement without the vote of any other stockholder.

In connection with the Merger Agreement, the Company granted Purchaser an option under which Purchaser will have the right to acquire additional shares of Common Stock in certain circumstances following completion of the Offer such that Oracle, Purchaser and their respective subsidiaries will collectively hold, after exercise of the option, one share more than 90% of the outstanding shares of Common Stock (the “90% Top-Up Option”). The obligation of the Company to deliver the additional shares to Oracle pursuant to the option is subject to the condition that, among other things, the number of Shares issued pursuant to such option would not require the Company to obtain stockholder approval under applicable law, or be in excess of the Company’s then authorized and unissued Shares. If Purchaser acquires 90% of the outstanding shares of Common Stock either from accepting shares under the Offer or the purchase of shares under the 90% Top-Up Option, then a stockholder vote will not be required under Delaware law in order to effect the Merger. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Oracle and Purchaser are located at 500 Oracle Parkway, Redwood City, California 94065 and the telephone number at such principal executive offices is (650) 506-7000.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

In considering the recommendation of the Board of Directors of the Company with respect to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below and in the information contained in Section 11 — “Background of the Offer and the Merger; Past Contacts or Negotiations with the Company,” Section 12 — “Purpose of the Offer; Plans for the Company; Approval of the Merger; Appraisal Rights’’ and Section 13 — “Transaction Documents” of the Offer to Purchase and in the Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Annex A to this Schedule 14D-9, each of which is incorporated herein by reference, which may present them with certain potential conflicts of interest.

The Board was aware of any such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons for the Board’s Recommendation.”

Treatment of Stock Options, Restricted Share Awards and Restricted Share Unit Awards

Pursuant to the terms of the Merger Agreement and the Hyperion Solutions Corporation 2004 Equity Incentive Plan, Hyperion Solutions Corporation 1999 Stock Option Plan, Decisioneering, Inc. 1997 Stock Option Plan, Hyperion Solutions Corporation 1995 Stock Option/Stock Issuance Plan, Hyperion Software Corporation 1991 Stock Plan, Arbor Software Corporation 1995 Stock Option/Stock Issuance Plan, Arbor Software Corporation 1992 Stock Option Plan, IMRS Inc. 1991 Stock Plan, IMRS Inc. 1991 Non-Employee Director Stock Option Plan, Brio Technology, Inc. 1998 Stock Option Plan, Brio Technology, Inc. 1998 Directors’ Stock Option Plan, Brio Software, Inc. 2000 Non-Executive Stock Option Plan and Sqribe 1995 Stock Option Plan (collectively, the “Company Stock

Plans”), each option to purchase shares of Common Stock that is outstanding under the Company Stock Plans immediately prior to the effective time of the Merger (each, an “Assumed Option”), whether or not then vested or exercisable, will be converted automatically in the Merger into an option to acquire shares of common stock of Oracle, on substantially the same terms and conditions as were applicable under the applicable Company Stock Plan prior to such time. The number of shares of Oracle common stock subject to each Assumed Option will be determined by multiplying the number of shares of Common Stock subject to such Assumed Option immediately prior to the Merger by the Exchange Ratio (as defined below) (rounded down to the nearest whole share), and the exercise price of each Assumed Option will be determined by dividing the exercise price of such Assumed Option immediately prior to the Merger by the Exchange Ratio (rounded up to the nearest whole cent). The Exchange Ratio will be calculated by dividing the Offer Price by the average closing price of Oracle common stock on the Nasdaq Stock Market over the ten trading days immediately preceding the date of the closing of the Merger.

Pursuant to the terms of the Merger Agreement and the Company’s Stock Plans, each outstanding restricted share award covering shares of Common Stock immediately prior to the effective time of the Merger will be converted automatically into that number of restricted shares of Oracle common stock (each, an “Assumed Restricted Share Award”) on substantially the same terms and conditions as were applicable under the applicable Company Stock Plan prior to such time. The number of shares of Oracle common stock subject to each Assumed Restricted Share Award will be determined by multiplying the number of shares of Common Stock subject to such Assumed Restricted Share Award immediately prior to the Merger by the Exchange Ratio (rounded down to the nearest whole share). Each outstanding restricted share unit award covering shares of Common Stock will be converted automatically into a restricted unit award covering Oracle common stock (each, an “Assumed Restricted Unit Award”) on substantially the same terms and conditions as were applicable under the applicable Company Stock Plan prior to such time. The number of shares of Oracle common stock subject to each Assumed Restricted Unit Award will be determined by multiplying the number of shares of Common Stock subject to such Assumed Restricted Unit Award immediately prior to the Merger by the Exchange Ratio (rounded down to the nearest whole share).

Pursuant to the terms of the Merger Agreement, the Company will take such actions as are necessary to cause the exercise of each outstanding purchase right under the Company’s 2005 Employee Stock Purchase Plan (the “Company ESPP”) to occur no less than five business days prior to the initial scheduled expiration of the Offer, to provide that no further purchase period or offering period will commence under the Company ESPP following the date of the Merger Agreement, and to terminate the Company ESPP immediately prior to and effective as of the effective time of the Merger. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Indemnification of Directors and Officers

Pursuant to the Merger Agreement, at the effective time of the Merger, Oracle and the Surviving Corporation will assume all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Merger existing in favor of the current or former directors or officers of the Company and its subsidiaries (each, an “Indemnified Person”) as provided in the Company certificate of incorporation or Company bylaws and any indemnification or other agreements of the Company or any of its subsidiaries as in effect on February 28, 2007 (the “Indemnification Agreements”). From and after the effective time of the Merger, Oracle shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the Indemnified Persons to the fullest extent permitted by law and to fulfill and honor in all respects the obligations of the Company and its subsidiaries to the Indemnified Persons pursuant to any Indemnification Agreement and indemnification, expense advancement and exculpation provisions set forth in the Company certificate of incorporation or Company bylaws. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Directors’ and Officers’ Insurance

The Merger Agreement provides that prior to the effective time of the Merger, the Company shall purchase or request that Oracle purchase, a director and officer “tail” policy in respect of acts or omissions occurring prior to the effective time of the Merger covering each Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount at least as, and not materially more, favorable than those of such policy in effect on the date of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Board Designees

The Merger Agreement provides that, effective upon acceptance for payment of any Shares pursuant to the Offer, Oracle will be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate the number of directors (“Oracle Designees”), rounded up to the next whole number, on the Board as will give Oracle representation on the Board equal to the product of (1) the total number of directors on the Board (giving effect to any increase in the number of directors pursuant to the requirements of the Merger Agreement) multiplied by (2) the percentage that the aggregate number of Shares beneficially owned by Oracle and Purchaser bears to the total number of Shares outstanding at the time of Oracle’s designation. The Merger Agreement provides that the Company will take all action necessary to cause Oracle Designees to be elected or appointed to the Board, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. The Merger Agreement further provides that the Company will take all action necessary to cause individuals designated by Oracle to be represented on each committee of the Board and the board of directors of each subsidiary of the Company to represent the same percentage as such individuals represent on the Board.

Following the election or appointment of Oracle Designees until the effective time of the Merger, the approval of a majority of the directors then in office who are not Oracle Designees will be required for any amendment to the Merger Agreement requiring action by the Board, any termination or amendment of the Merger Agreement by the Company, any decrease in or change of form of the merger consideration, any extension by the Company of the time for the performance of any of the obligations of Oracle or Purchaser under the Merger Agreement, or any waiver of any of the Company’s rights or Oracle’s or Purchaser’s obligations under the Merger Agreement (including those related to indemnification of directors and officers). The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Tender and Support Agreement

Each of the directors and executive officers of the Company has entered into a Tender and Support Agreement with Oracle and Purchaser, dated February 28, 2007 (the “Tender and Support Agreement”). The Tender and Support Agreement provides that each of the directors and executive officers of the Company will tender, or cause to be tendered, all outstanding Shares beneficially owned by such director or executive officer, excluding restricted Shares and any Shares subject to any plan pursuant to Rule 10b5-1, within ten business days of the commencement of the Offer. The directors and executive officers also agreed, in their shareholder capacity, to vote all shares beneficially owned by them (to the extent such Shares are not purchased in the Offer) in favor of adoption of the Merger Agreement, the transactions contemplated thereby and any other matters necessary for the consummation of such transactions, and against any agreement or arrangement related to any Acquisition Proposals (as defined in the Merger Agreement) and against any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries. The Company’s executive officers and directors also agreed to refrain from exercising dissenters’ rights, which may arise in respect to the Merger and, except in specified circumstances, from transferring shares of, or voting or other power over shares of, Common Stock beneficially owned by them (other than to Oracle and Purchaser pursuant to the Tender and Support Agreement or the Merger Agreement). The foregoing does not include any Shares over which, or with respect to which, any director acts in a fiduciary or representative capacity or subject to the instructions of a third party. The Tender and Support Agreement does not restrict the Company’s directors and executive officers when acting in their official capacity or in discharging their duties to the Company and its stockholders. The Tender and Support Agreement terminates if the Merger Agreement is terminated. The foregoing summary is qualified in its entirety by reference to the complete text of the Tender and Support Agreement, which is included as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

On January 2, 2007, the Company and Oracle entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the Company and Oracle agreed to furnish the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible transaction between Oracle and the Company. The foregoing summary is qualified in entirety by reference to the complete text of the Confidentiality Agreement, which is included as Exhibit (e)(3) and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The Board’s Recommendation

The Board unanimously adopted resolutions, among other things, (1) declaring that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (2) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (3) approving and adopting an amendment to the Rights Agreement to render the Rights inapplicable to the Merger Agreement, the Tender and Support Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (4) recommending that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required under Delaware law, vote in favor of the approval and adoption of the Merger Agreement and the Merger. A letter to the Company’s stockholders communicating the recommendation of the Board is filed herewith as Exhibit (a)(2)(i) to this Schedule 14D-9 and is incorporated herein by reference.

Background for the Board’s Recommendation

The Company’s management has periodically reviewed and assessed trends and conditions impacting the Company and the performance management software industry generally and has regularly updated the Board regarding these matters. From time to time, the Company’s management has also reviewed with the Board strategic options potentially available, including growth through customer and product initiatives and growth by targeted acquisitions of other businesses. In addition, particularly in view of the trends towards continued consolidation and increased competition in the Company’s industry, the Company’s management and Board have considered the possibility of various strategic combination transactions and commercial arrangements and, in the past, have had discussions from time to time with Oracle as well as the other companies noted below. In December of 2006, it became clear, however, that the competitive landscape was changing, creating significant opportunities and risks for the Company going forward.

On December 8, 2006, Charles E. Phillips, Jr., Co-President of Oracle, called Mr. Sullivan to express their interest in the possibility of a business combination. Mr. Sullivan advised Mr. Phillips that the Board would consider any proposal Oracle chose to make.

On December 11, 2006, the Company’s management consulted Morgan Stanley & Co. Incorporated (“Morgan Stanley”), the Company’s financial advisor, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden, Arps”), outside counsel, in connection with the discussions and scheduled a Board meeting to follow.

On December 14, 2006, at a special meeting of the Board, Mr. Sullivan advised the Board of the call he had received from Oracle. He also reviewed the possibility of more substantive discussions with another company (referred to as Company X) and a third Company (referred to as Company Y). A representative of Skadden, Arps advised the Board as to their fiduciary duties, and a representative of Morgan Stanley reviewed and analyzed a possible transaction with each of the three entities, as well as other alternative opportunities, including continuing on a stand-alone basis. Thereafter, the Board created a special transaction committee, comprised solely of independent directors (the “Strategic Committee”), and directed that the committee assist the Board in its review and assessment of any proposed transaction as well as other opportunities. The Board then directed management to report back to the Board or the Strategic Committee, as appropriate.

On December 15, 2006, the CEO of Company X presented Mr. Sullivan with general terms for a proposed combination. Mr. Sullivan advised the CEO that he would convey the proposal to the Board.

On January 2, 2007, the Strategic Committee met to review various developments, including the discussions with Company X and Oracle. A representative from Morgan Stanley again reviewed and analyzed the various alternatives. The Committee directed management to continue discussions with both companies, and on that same day, the Company entered into a non-disclosure agreement with Oracle to facilitate the sharing of information with respect to their discussions.

During the remainder of January 2007, representatives of Oracle and the Company held a series of preliminary due diligence meetings. The attendees discussed the business, strategy and prospects of the Company as well as preliminary structural matters relating to a possible business combination.

In January, 2007, the Company entered into a nondisclosure agreement with Company X. On January 9, 2007, the Company executed an amended engagement letter with Morgan Stanley. Thereafter, Morgan Stanley met with the investment bankers of Company X to discuss the terms of their proposal.

On January 16, 2007, the Board held a special meeting. Morgan Stanley updated the Board as to their discussions with Company X, and Mr. Sullivan reviewed the preliminary due diligence meetings conducted with Oracle. The Board directed management to continue discussions with Oracle and Company X. They also identified other possible entities that might have an interest in and be capable of completing a combination with the Company. They directed management to contact these other entities if discussions continued with Company X or Oracle at an appropriate price level.

During this period, Messrs. Phillips and Sullivan continued to discuss the structure and terms of a possible business combination. Mr. Sullivan advised Mr. Phillips that price discussions at that time were premature because the Company expected to announce results for the quarter that would be viewed positively. Accordingly, on January 23, 2007, the Company announced results for the quarter that caused the closing price of its stock to increase over 17%, from $34.42 to $40.41. That same day, Mr. Phillips again telephoned Mr. Sullivan and proposed an all-cash acquisition, with a price range of $47.00 to $48.00 per share. Mr. Sullivan agreed to respond to the proposal after seeking direction from the Board.

At various times thereafter, Mr. Sullivan contacted the other companies previously identified by the Board with the guidance of Morgan Stanley. During this period, Mr. Sullivan and members of the Company’s management also held discussions with the Company’s legal and financial advisors on the terms of the proposals from Oracle, Company X and a possible proposal from Company Y.

On January 26, 2007, the Strategic Committee reviewed the status of the various discussions. After considering a financial analysis presented by Morgan Stanley, the committee determined that management should continue discussions with each of these companies but did not consider the current proposals to be adequate. On that same day, a new company (referred to as Company Z) signed a non-disclosure agreement, following a solicitation by Mr. Sullivan.

On January 26, 2007, Mr. Phillips contacted Mr. Sullivan and increased the proposed acquisition price to $50.50 per share. That same day, Mr. Sullivan and an executive of Company X again discussed the terms of a proposed business combination between the Company and Company X.

On January 28, 2007, the Strategic Committee again met to consider and evaluate the proposed terms and status of the various discussions. The committee directed management to accelerate the discussions with Company Z, and to follow up on the initial contact Mr. Sullivan had previously made with a company other than those referred to as Companies X, Y and Z.

On January 30, 2007, the Board of Directors met to review the pending and potential offers. The Board directed management to continue their discussions with Oracle, and, along with Morgan Stanley, discussed the possibility of an additional company to be solicited. They also discussed a proposal they anticipated receiving by Company Y.

On February 1, 2007, the chief executive officer of Company Y telephoned Mr. Sullivan with an offer, and on February 2, 2007, management of the Company met with representatives of Company Z for an informational meeting. Thereafter, Company Z advised management that it was not clear whether or not it would have an interest in pursuing a transaction. None of the other companies contacted by Mr. Sullivan, the Board, or Morgan Stanley, other than those specifically identified above, expressed an interest in pursuing further discussions.

At a meeting that same day, the Strategic Committee reviewed the proposals from Companies X and Y, each of which had a nominal value substantially less than the price then-proposed by Oracle, along with the Oracle proposal. Representatives of Morgan Stanley presented financial information to the committee regarding a potential combination with the various parties and on a stand-alone basis. Thereafter, the committee directed Mr. Sullivan to seek an increase in the purchase price from Oracle.

Following lengthy discussions with Mr. Sullivan on February 3, 2007, Mr. Phillips increased the offer price to $52.00 per share. The next day, the Board of Directors reviewed revised material prepared by Morgan Stanley that analyzed each of the offers received to date, assessed the willingness and ability of the various parties to increase their offer, and considered the possibility of receiving any additional offers that could effectively compete with the offer presented by Oracle. Thereafter, they directed management to continue with the next stage of due diligence with Oracle and, if necessary, to enter into an exclusive arrangement with them.

On February 7, 2007, the Strategic Committee met to review the terms of the non-binding letter of intent received from Oracle along with the proposed exclusivity arrangements. Management informed the committee that the offer set forth in the Oracle letter of intent had already expired by its terms, and that Oracle had advised them they were not willing to proceed without an exclusivity arrangement. Thereafter, the Committee directed management to execute the non-binding letter of intent, with reciprocal exclusivity, which the Company entered into that same day.

From February 7 through February 28, 2007, Oracle and its advisors continued their technical, financial and legal diligence, and representatives from each company discussed and negotiated the terms of a definitive merger agreement and the tender and support agreement. During this period, the Company received unsolicited inquiries from each of Companies X, Y and Z. However, none of these companies elected to submit any further proposals.

During this same period, the Strategic Committee met on February 4, 9, 14, 16, 23, 26 and 28, 2007 and the Board of Directors met on February 21 and February 27, 2007, in each case to monitor, deliberate and advise, while considering other options for the Company on a combined or stand-alone bases. In addition, the Compensation Committee met on February 22 and 27, 2007 to review and direct management with respect to compensation matters insofar as they related to the proposed transaction. During the board meeting on February 27, 2007, Morgan Stanley reviewed at length their materials forming the basis of their proposed fairness opinion, and a representative of Skadden, Arps reviewed the proposed terms of the transaction. Thereafter, the Board directed management to continue their discussions with Oracle with attention to specified open issues.

On February 28, 2007, the Board of Directors again met to review the transaction. A representative of Skadden, Arps reviewed the terms of the Merger Agreement, and a representative of Morgan Stanley updated their presentation regarding the fairness of the proposed transaction. Thereafter, Morgan Stanley delivered their fairness opinion, and the Board of Directors then unanimously approved the Merger Agreement, as described above.

Later that night, before open of market on March 1, 2007, the Company and Oracle executed the Merger Agreement. At the same time, the directors and executive officers of the Company signed tender and support agreements. A joint press release announcing the transaction was issued immediately after the signing of the Merger Agreement.

Reasons for the Board’s Recommendation

Prior to approving the Merger Agreement and recommending that the stockholders tender their shares pursuant to the Offer, the Board considered a number of factors, including:

•	The Company’s business, prospects, financial condition, results of operations and strategy.

•	Current market conditions and the Company’s historical trading prices.

•	The Offer represented a premium of approximately 21% to the closing price one day prior to announcement, 27% to the average closing price for 30 trading days prior to the announcement, 34% to the average closing price for 60 trading days prior to the announcement and 35% to the average closing price for the 90 trading days prior to the announcement.

•	The lengthy negotiations with Oracle and others, which led the Board to believe that Oracle’s offer represented the highest price Oracle was willing to pay and the highest price reasonably attainable for the Company’s stockholders.

•	The Board’s determination that it was unlikely that a third party would offer a more compelling alternative than Oracle.

•	The resulting competitive challenges and pressures that could arise if the Company elected to remain independent and its competitors combined with each other or a third party, including Oracle.

•	The uncertainty relating to other stock-based proposals the Company received or could receive, including the risks relating to the stock performance of a combined entity along with the significant uncertainty relating to the realization of potential synergies.

•	The limited number of potential acquirers in the industry with the financial resources required to consummate an acquisition of the Company.

•	The results of the solicitations by the Company and Morgan Stanley of the other parties most likely to be interested in an acquisition of the Company, which solicitations did not result in any higher acquisition proposals.

•	The Offer and the Merger provide for a prompt cash tender offer to be followed as soon as practicable by a merger for the same per-share cash payment, thereby enabling the Company’s stockholders to obtain the benefits of the transaction at the earliest possible time.

•	The lack of any required approval by Oracle’s stockholders to complete the Offer and Merger, and the representation that Oracle has the available resources, ability and desire to complete the Offer and Merger in a timely manner.

•	The financial and other terms and conditions of the Merger Agreement including, but not limited to, the fact that the terms of the Merger Agreement (1) do not act to preclude other third parties from making proposals after execution of the Merger Agreement, (2) will not prevent the Board from determining, in the exercise of its fiduciary duties under applicable law and subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with any such third parties, and (3) will permit the Company, subject to payment of a customary termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with any party that makes a proposal that would be a superior proposal to the Company’s stockholders.

•	The Board’s assessment of the closing conditions and the risks of not closing.

•	The fairness opinion of Morgan Stanley attached as Annex B.

In view of the wide variety of factors considered in connection with its evaluation of the Transactions, the Board did not find it practicable to, and did not quantify or assign any relative or specific weights to the items listed above. In addition, the Board did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Board conducted an overall analysis of the factors described above, including thorough discussions with its financial and legal advisors. In considering the various factors, individual members of the Board may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving the Merger Agreement with Oracle and Purchaser and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. However, after taking into account all of the factors described above, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, as more fully described above.

Intent to Tender

Each of the Company’s directors and executive officers have entered into the Tender and Support Agreement, described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Tender and Support Agreement,” pursuant to which they have agreed to tender, or cause to be tendered, all outstanding Shares beneficially owned by such director or executive officer, excluding restricted Shares and any Shares subject to any plan pursuant to Rule 10b5-1 and to vote all Shares beneficially owned by them (to the extent such Shares are not purchased in the Offer) in favor of adoption of the Merger Agreement, the transactions contemplated thereby and any other matters necessary for the consummation of such transactions.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other strategic business combination. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. At the meeting of the Board on February 28, 2007, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of February 28, 2007, and based upon and subject to the various considerations set forth in the opinion, the consideration to be received by holders of shares of the Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of February 28, 2007, is attached hereto as Annex B. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to the Board and addresses only the fairness from a financial point of view of the consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspects of the Offer and Merger and does not constitute a recommendation to any holder of Hyperion common stock as to whether they should tender their shares in connection with the Offer, or how to vote at any stockholders’ meeting to be held in connection with this transaction. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed certain publicly available financial projections of the Company prepared by equity research analysts, as discussed with the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for Common Stock;

•	compared the financial performance of the Company and the prices and trading activity of Common Stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of the Company, Oracle and their financial and legal advisors;

•	reviewed the Merger Agreement, the Tender and Support Agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by the Company for the purposes of its opinion. With respect to the publicly available financial projections prepared by equity research analysts, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best available estimates and judgments of the future financial performance of the Company. Morgan Stanley also assumed that the offer and merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley relied upon, without independent verification, the assessment by the Company’s management of the validity of, and risks associated with, the Company’s products and services and the strategic rationale for the transaction. Morgan Stanley is not a legal, tax or regulatory advisor and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to such matters. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of February 28, 2007. Events occurring after February 28, 2007 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated February 28, 2007. The various analyses summarized below were based on the closing price of $42.84 for the Common Stock as of February 28, 2007, the last full trading day prior to the meeting of the Board to consider and approve, adopt and authorize the Merger Agreement. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Trading Range Analysis.  Morgan Stanley performed a trading range analysis with respect to the historical share prices of Common Stock. Morgan Stanley reviewed the range of closing prices of Common Stock for various periods ended on February 28, 2007. Morgan Stanley observed the following:

Period Ending February 28, 2007	Range of Closing Prices

Last 30 Trading Days	$33.64 - $45.00
Last 60 Trading Days	$33.64 - $45.00
Last 90 Trading Days	$33.64 - $45.00
Last 12 Months	$26.85 - $45.00

Morgan Stanley noted that the consideration per share of $52.00 reflected a 21% premium to the Company’s closing price as of February 28, 2007, a 27% premium to the average closing price per share of Common Stock for the 30 trading days prior to and including February 28, 2007, a 34% premium to the average closing price per share of the Common Stock for the 60 trading days prior to and including February 28, 2007 and a 35% premium to the average closing price per share of Common Stock for the 90 trading days prior to and including February 28, 2007.

Comparable Company Analysis.  Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies. Morgan Stanley compared certain financial information of the Company with publicly available Institutional Brokers Estimate System (“I/B/E/S”) consensus estimates for companies that shared similar business characteristics and/or sell software products directly competitive with the products sold by the Company. This category included the following software companies:

•	Actuate Corporation

•	Business Objects S.A.

•	Cognos, Inc.

•	Informatica Corporation

•	MicroStrategy, Inc.

•	SPSS, Inc.

For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

•	the ratios of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated revenue for calendar years 2007 and 2008 (in each case, based on publicly available I/B/E/S consensus estimates); and

•	the ratios of price to estimated earnings per share for calendar years 2007 and 2008 (in each case, based on publicly available I/B/E/S consensus estimates).

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of financial multiples of the comparable companies and applied these ranges of multiples to the relevant Company financial statistic. For purposes of estimated calendar years 2007 and 2008 revenue and earnings per share, Morgan Stanley utilized I/B/E/S consensus estimates available as of February 28, 2007. Based on the Company’s outstanding shares, options and restricted stock awards as of February 21, 2007, Morgan Stanley calculated the estimated implied value per share of Common Stock as of February 28, 2007 as follows:

	Comparable
	Company
	Representative			Implied Value Per
Calendar Year End Financial Statistic	Multiple Range			Share of the Company

Aggregate Value to Estimated 2007 Revenue	1	.8x - 3.5x		$35.03 - $58.66
Aggregate Value to Estimated 2008 Revenue	1	.7x - 3.2x		$35.59 - $58.17
Price to Estimated 2007 Earnings Per Share	19	.0x - 24.0	x	$37.15 - $46.93
Price to Estimated 2008 Earnings Per Share	17	.0x - 21.0	x	$36.93 - $45.62

Morgan Stanley noted that the consideration per share to be received by holders of Common Stock pursuant to the Merger Agreement was $52.00.

No company utilized in the comparable company analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the Company’s businesses and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Discounted Equity Value Analysis.  Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the estimated future value of a company’s common equity as a function of the company’s estimated future earnings and its current forward price to earnings ratio. The resulting value is subsequently discounted to arrive at a present value for such company’s stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share of the Common Stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley utilized calendar year 2009 forecasts that were extrapolated from I/B/E/S consensus estimates using a range of revenue growth assumptions from 10%-20% and operating margin assumptions of 20%-22%. Morgan Stanley applied a range of price to earnings multiples to these estimates and applied a discount rate range of 10%-12%.

The following table summarizes Morgan Stanley’s analysis:

Comparable
Company
Calendar Year 2009 Assumed Revenue	Representative		Implied Value Per
Growth / Operating Margin	Multiple Range		Share of the Company

10% Revenue Growth / 20% Operating Margin	17.5x - 22.5	x	$32.79 - $43.70
15% Revenue Growth / 21% Operating Margin	17.5x - 25.0	x	$35.68 - $52.85
20% Revenue Growth / 22% Operating Margin	20.0x - 25.0	x	$44.25 - $57.34

Morgan Stanley noted that the consideration per share to be received by holders of the Common Stock pursuant to the Merger Agreement was $52.00.

Equity Research Analysts’ Price Targets.  Morgan Stanley reviewed and analyzed future public market trading price targets for Common Stock prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of Common Stock and are not discounted to reflect present values. The range of undiscounted analyst price targets for the Company was $35.00 to $50.00 and Morgan Stanley noted that the median undiscounted analyst price target was $42.00.

Morgan Stanley noted that the consideration per share to be received by holders of Common Stock pursuant to the Merger Agreement was $52.00.

The public market trading price targets published by the equity research analysts do not necessarily reflect current market trading prices for the Common Stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Analysis of Precedent Transactions.  Morgan Stanley also performed a precedent transactions analysis, which is designed to imply a value of a Company based on publicly available financial terms and premia of selected transactions that share some characteristics with the Offer and Merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for two categories of transactions. The first category consisted of 18 selected technology transactions occurring between January 1, 2004 and February 28, 2007, in which the target company was publicly traded, transaction values were between $1 billion and $5 billion and the consideration was all cash. The following is a list of these transactions:

Selected Cash Technology Transactions (Target / Acquiror)
Altiris, Inc. / Symantec Corporation
Andrew Corporation / CommScope, Inc.
Ascential Software Corporation / International Business Machines Corporation
Aspect Communications Corporation / Concerto Software, Inc.
Digital Insight Corporation / Intuit, Inc.
Digitas, Inc. / Publicis Groupe S.A.
DoubleClick, Inc. / Hellman & Friedman LLC
FileNet Corporation / International Business Machines Corporation
Internet Security Systems, Inc. / International Business Machines Corporation
Lastminute.com Plc / Sabre Holdings Corporation
Orbitz, Inc. / Cendent Corporation
Redback Networks, Inc. / LM Ericsson Telephone Company
RSA Security, Inc. / EMC Corporation
Sabre Holdings Corporation / Investor Group
SERENA Software, Inc. / Silver Lake Partners
Storage Technology Corporation / Sun Microsystems, Inc.
Symbol Technologies, Inc. / Motorola, Inc.
Witness Systems, Inc. / Verint Systems, Inc.

Morgan Stanley also compared publicly available statistics for 30 selected precedent transactions involving software transactions between January 1, 2004 and February 28, 2007, in which the target company was publicly traded and transaction values were approximately $500 million and greater. The following is a list of these transactions:

Selected Software Transactions (Target / Acquiror)
@Road, Inc. / Trimble Navigation Limited
Altiris, Inc. / Symantec Corporation
Ascential Software Corporation / International Business Machines Corporation
Aspect Communications Corporation / Concerto Software, Inc.
Digital Insight Corporation / Intuit, Inc.
FileNet Corporation / International Business Machines Corporation
GEAC Computer Corporation / Golden Gate Capital
Internet Security Systems, Inc. / International Business Machines Corporation
JAMDAT Mobile, Inc. / Electronic Arts, Inc.
Macromedia, Inc. / Adobe Systems Incorporated
Mercury Interactive Corporation / Hewlett-Packard Company
Micromuse, Inc. / International Business Machines Corporation

MRO Software, Inc. / International Business Machines Corporation
NetScreen Technologies, Inc. / Juniper Networks, Inc.
Open Solutions, Inc. / Investor Group
PeopleSoft, Inc. / Oracle Corporation
Retek, Inc. / Oracle Corporation
RSA Security, Inc. / EMC Corporation
Sabre Holdings Corporation / Investor Group
SERENA Software, Inc. / Silver Lake Partners
Siebel Systems, Inc. / Oracle Corporation
SS&C Technologies, Inc. / The Carlyle Group LLC
SSA Global Technologies, Inc. / Infor Global Solutions, Inc.
Stellent, Inc. / Oracle Corporation
SunGard Data Systems, Inc. / Investor Group
TANDBERG Television Limited / Arris Group, Inc.
VERITAS Software Corporation / Symantec Corporation
Verity, Inc. / Autonomy Corporation Plc
Witness Systems, Inc. / Verint Systems, Inc.

For each transaction noted above, Morgan Stanley noted the following financial statistics where available: (1) implied premium to acquired companies’ closing share price one trading day prior to announcement; (2) implied premium to acquired companies’ 30 trading day average closing share price prior to announcement; (3) the ratio of aggregate value of the transaction to next twelve months estimated revenue; and (4) the ratio of price of the acquired company’s stock to next twelve months estimated earnings per share.

Based on the analysis of the relevant metrics for each transaction noted above, Morgan Stanley selected representative ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant Company financial statistic. Additionally, Morgan Stanley applied a representative range of premia to the median equity research analysts’ price target and applied a discount rate range of 0% - 12%. For purposes of estimated next twelve months revenue and earnings per share, Morgan Stanley utilized I/B/E/S consensus estimates available as of February 28, 2007. The following table summarizes Morgan Stanley’s analysis:

	Representative	Implied Value
Precedent Transactions Financial Statistic	Range	Per Share

Premium to 1-day Prior Closing Share Price	10% - 40%	$47.12 - $59.98
Premium to Median Equity Research Analysts’ Price Targets	15% - 40%	$43.13 - $58.80
Premium to 30-day Average Closing Share Price	20% - 45%	$49.26 - $59.52
Aggregate Value to Expected Next Twelve Months Revenue	2.0x - 4.0x	$37.82 - $65.61
Price to Next Twelve Months Earnings Per Share	25.0x - 35.0x	$48.89 - $68.44

Morgan Stanley noted that the consideration per share to be received by holders of the Common Stock pursuant to the Merger Agreement was $52.00.

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer and Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the Company’s business or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

In connection with the review of the Merger by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the consideration pursuant to the Merger Agreement from a financial point of view to holders of shares of the Common Stock and in connection with the delivery of its opinion dated February 28, 2007 to the Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Common Stock might actually trade.

The consideration was determined through arm’s length negotiations between the Company and Oracle and was approved by the Board. Morgan Stanley provided advice to the Board during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the Company or the Board or that any specific consideration constituted the only appropriate consideration for the Merger.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration or of whether the Board would have been willing to agree to different consideration.

The Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley’s trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or for the accounts of customers in the debt or equity securities or senior loans of the Company, Oracle or any other parties, commodities or currencies involved in the Offer and Merger. In the past, Morgan Stanley or its affiliates have provided financial advisory and financing services for the Company and Oracle and have received fees in connection with such services.

Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion in connection with the Offer and Merger, and the Company has agreed to pay Morgan Stanley a fee for its services, substantially all of which is contingent upon the consummation of the offer and merger. The Company has also agreed to reimburse Morgan Stanley for its expenses, including attorneys’ fees, incurred in connection with its services. In addition, the Company has agreed to indemnify Morgan Stanley and any of its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Except as set forth in Schedule I and Schedule II hereto and in the ordinary course of business in connection with the Company’s employee benefit plans, during the past 60 days no transactions in the Common Stock have been effected by the Company or, to the best of the Company’s knowledge, by any director, executive officer, affiliate or subsidiary of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person; or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company. As described in the summary of the Merger Agreement contained in the Schedule TO, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Board, agreement in principle, or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Section 14(f) Information Statement

The Information Statement attached as Annex A hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by Oracle, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of stockholders, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Delaware General Corporation Law

General.  Under Delaware law, if Purchaser becomes the owner of at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger without the approval of the Company’s stockholders. However, if Purchaser does not become the owner of at least 90% of the outstanding Shares, a meeting of the Company’s stockholders will be required to adopt the Merger Agreement. As a result, the Company will also have to comply with the Federal securities laws and regulations governing the solicitation of proxies. Among other things, the Company will be required to prepare and distribute a proxy statement and as a consequence a longer period of time will be required to effect the Merger.

In addition, in general, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an interested stockholder unless, among other things, the business combination is approved by the board of directors of such company prior to that date. On February 28, 2007, the Board approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

Appraisal Rights.  No appraisal rights are available in connection with the Offer. However, when the Merger is consummated, stockholders who do not consent to the Merger and who perfect their dissenters’ rights will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares (the “Dissenting Shares”). Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Dissenting Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Dissenting Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Dissenting Shares. In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Dissenting Shares, including, among other things, asset values and earning capacity.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. A stockholder may withdraw its demand for appraisal by delivering a written withdrawal of its demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to the DGCL.

State Takeover Statutes.  A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, the Company believes that there are reasonable bases for contesting such laws.

Amendment to the Rights Agreement

The Board, on February 28, 2007, amended the Rights Agreement, dated as of June 15, 1998, between the Company and Computershare Trust Company, as Rights Agent, as adjusted pursuant to the Certificate of Adjustment dated as of December 19, 2005, to render the Company Rights inapplicable to the Merger, the Merger Agreement, the Tender and Support Agreement, the 90% Top-Up Option and the transactions contemplated by each of these documents and to cause the Rights Agreement to terminate immediately prior to the effective time of the Merger.

Regulatory Approvals

The Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

Oracle and the Company are required to file a Notification and Report Form under the HSR Act, which filing is required to be made on or before March 14, 2007. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th day after the forms are filed unless early termination of the waiting period is granted. If the 15th day does not fall on a business day, the waiting period extends and will expire at 11:59 p.m., New York City time, on the next business day. Oracle and the Company will request early termination of the waiting period applicable to the Offer, but there can be no assurance that such early termination will be granted. In addition, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Oracle or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Oracle and the Company with such request. If the 10th day does not fall on a business day, the waiting period extends and will expire at 11:59 p.m., New York City time, on the next business day. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Oracle. In practice, complying with a request for addition information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. The Purchaser is not required to accept for payment shares of Common Stock tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

The FTC and the DOJ review the legality under the U.S. Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares pursuant to the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either or both the DOJ or the FTC could take such action under the U.S. Antitrust Laws as it or they deems or deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Oracle or its subsidiaries or the Company or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the U.S. Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

As used in this Schedule 14D-9, “U.S. Antitrust Laws” shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

The Offer and the Merger are also subject to the receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, from foreign competition authorities.

WHERE YOU CAN FIND MORE INFORMATION

The Company and Oracle are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. The Company and Oracle are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with the Company or Oracle, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information into this Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

ITEM 9.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated March 9, 2007 (incorporated by reference to Exhibit(a)(1)(i) to the Schedule TO filed by Oracle and the Purchaser on March 9, 2007)

(a)(1)(ii)	Form of Letter of Transmittal, dated March 9, 2007 (incorporated by reference to Exhibit(a)(1)(ii) to the Schedule TO filed by Oracle and the Purchaser on March 9, 2007)

(a)(2)(i)	Letter to Stockholders of the Company, dated March 9, 2007 (filed herewith)*

(a)(2)(ii)	Slides from Joint Teleconference held on March 1, 2007 (incorporated by reference to the Schedule 14D-9 filed by the Company on March 1, 2007)

(a)(2)(iii)	Transcript from Joint Teleconference held on March 1, 2007 (incorporated by reference to the Schedule 14D-9 filed by the Company on March 5, 2007)

(a)(5)(i)	Fairness Opinion of Morgan Stanley to the Board of Directors of the Company, dated February 28, 2007 (incorporated by reference to Annex B to this Schedule 14D-9)*

(a)(5)(ii)	Press Release of the Company, dated March 1, 2007 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company on March 1, 2007)

(a)(5)(iii)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (filed herewith)*

(e)(1)	Agreement and Plan of Merger, dated as of February 28, 2007, by and among the Company, Oracle and the Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on March 1, 2007)

(e)(2)	Tender and Support Agreement, dated as of February 28, 2007, by and among Oracle, the Purchaser, and the individuals listed on Annex I thereto (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Company on March 1, 2007)

(e)(3)	Confidentiality Agreement, dated as of January 2, 2007, by and among the Company and Oracle (filed herewith)

(e)(4)	Rights Agreement dated as of June 15, 1998 between the Company and Computershare Trust Company, N.A. (f/k/a Equiserve Trust Company, N.A., f/k/a BankBoston, N.A.), as Rights Agent, which includes the Form of Certificate of Designation of Series A Junior Participating Preferred Stock of Arbor Software Corporation as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A (File No. 000-26934), filed on June 17, 1998)

(e)(5)	Second Amendment to Rights Agreement, dated as of February 28, 2007, by and between the Company and Computershare Trust Company, N.A. (f/k/a Equiserve Trust Company, N.A., f/k/a BankBoston, N.A.), as Rights Agent (incorporated by reference to Exhibit 4.3 to the Form 8-A/A filed by the Company on March 1, 2007)

(e)(6)	Form of Executive Employment Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 22, 2005) and Summary Sheet (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed on September 1, 2006)

(e)(7)	Employment Agreement between the Company and Mr. Jonathan Temple, effective October 16, 2006 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 18, 2006 and incorporated herein by reference)

(e)(8)	Form of Employment Agreement between the Company and Mr. Robert Gersten, effective July 21, 2005 (filed herewith)

(e)(9)	2004 Equity Incentive Plan of Hyperion Solutions Corporation, as amended (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 20, 2006 and incorporated herein by reference)

(e)(10)	Arbor Software Corporation 1992 Stock Option Plan (filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed on September 19, 1995, File No. 33-97098, as amended, and incorporated herein by reference)

(e)(11)	Hyperion Solutions Corporation 1995 Stock Option/Stock Issuance Plan, as amended and restated through November 14, 2002 (filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on December 20, 2002 and incorporated herein by reference)

(e)(12)	Hyperion Solutions Corporation 1999 Stock Option Plan (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed on September 28, 2000 and incorporated herein by reference)

(e)(13)	2005 Employee Stock Purchase Plan of Hyperion Solutions Corporation (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 21, 2005 and incorporated herein by reference)

(e)(14)	IMRS Inc. 1991 Stock Plan (filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed on September 19, 1991, File No. 33-42855, as amended, and incorporated herein by reference)

(e)(15)	IMRS Inc. 1991 Non-Employee Director Stock Option Plan (filed as Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed on September 19, 1991, File No. 33-42855, as amended, and incorporated herein by reference)

(e)(16)	Decisioneering, Inc. 1997 Stock Option Plan (filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on February 14, 2007 and incorporated herein by reference)

(e)(17)	Sqribe 1995 Stock Option Plan (filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed on October 30, 2003 and incorporated herein by reference)

(e)(18)	Brio Software, Inc. 1998 Stock Option Plan (filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-8 filed on October 30, 2003 and incorporated herein by reference)

(e)(19)	Brio Software, Inc. 1998 Director’s Stock Option Plan (filed as Exhibit 4.5 to the Company’s Registration Statement on Form S-8 filed on October 30, 2003 and incorporated herein by reference)

(e)(20)	Brio Software, Inc. 2000 Non-Executive Stock Option Plan (filed as Exhibit 4.6 to the Company’s Registration Statement on Form S-8 filed on October 30, 2003 and incorporated herein by reference)

*	Included in copies mailed to stockholders of Hyperion Solutions Corporation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HYPERION SOLUTIONS CORPORATION

By	/s/ Godfrey R. Sullivan
Godfrey R. Sullivan
President and Chief Executive Officer

Dated: March 9, 2007

ANNEX A

HYPERION SOLUTIONS CORPORATION
5450 Great America Parkway
Santa Clara, California 95054
(408) 744-9500

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is mailed on or about March 9, 2007, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Hyperion Solutions Corporation (“Hyperion” or the “Company”) to the holders of record of shares of the common stock, par value $0.001 per share (the “Common Stock”), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Oracle Corporation (“Parent”) to a majority of the seats on the board of directors of the Company (the “Board”).

On February 28, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Hotrod Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, Purchaser has commenced an offer to purchase all outstanding shares of Common Stock of the Company (including the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement dated as of June 15, 1998 between the Company and Computershare Trust Company, as Rights Agent, as adjusted pursuant to the Certificate of Adjustment dated as of December 19, 2005 and as amended February 28, 2007) in exchange for $52.00 per Share (referred to as the “offer price”), upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 9, 2007.

The Merger Agreement provides that, among other things, as soon as practicable following completion of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporate Law (the “DGCL”), the Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “merger”). At the effective time of the merger, each share of Company common stock then outstanding (other than restricted shares, shares in respect of which appraisal rights have been exercised and perfected in accordance with the DGCL and shares held by Parent, the Purchaser, the Company, or any wholly-owned subsidiary of Parent or the Company), will be converted into the right to receive $52.00 per share or any higher price paid in the offer, without interest.

The offer, the merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on March 9, 2007 and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Parent, Purchaser or the Parent Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

The Purchaser commenced the offer on March 9, 2007. As set forth in the Offer to Purchase, the offer is currently scheduled to expire at 5:00 P.M., New York City time, on Friday, April 6, 2007 unless the Purchaser extends it.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

The Merger Agreement provides that, effective upon the acceptance for payment of any Shares pursuant to the offer, Parent will be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate the number of directors (the “Parent Designees”), rounded up to the next whole number, on the Board that equals the product of (1) the total number of directors on the Board (giving effect to any increase in the number of directors pursuant to the requirements of the Merger Agreement) multiplied by (2) the percentage that the aggregate number of shares of our Common Stock otherwise owned by Parent and Purchaser bears to the aggregate number of shares of Common Stock outstanding at the time of Parent’s designation.

The Merger Agreement further provides that the Company will take all action necessary to cause the Parent Designees to be elected or appointed to the Board, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. The Merger Agreement also provides that the Company will take all action necessary to cause the Parent Designees to be proportionately represented on each committee of the Board and the board of directors of each of our subsidiaries.

The directors of the Purchaser at the effective time of the merger will be the directors of the Company following the Merger, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

The Parent Designees will be selected by Parent from the individuals listed below. The information provided below was provided by Parent for inclusion in this Information Statement and the Company has not made any independent verification, and makes no representation as to, the accuracy or completeness of information regarding the Parent Designees. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the persons from among whom the Parent Designees will be selected currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of Parent’s knowledge, except as set forth below, none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to transactions between the Company and Parent or Purchaser that have been described in the Schedule TO or the Schedule 14D-9.

The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Parent Designees are set forth below. Each is a citizen of the United States. The business address of each is 500 Oracle Parkway, Redwood City, California 94065 and their telephone number at that address is (650) 506-7000.

In the following table, directors of Parent are identified by “DO”, executive officers of Parent are identified by “EOO”, directors of Purchaser are identified by “DP” and executive officers of Purchaser are identified by “EOP”.

		Present Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Eric R. Ball EOP	43	Mr. Ball has been the Vice President and Treasurer of Oracle Corporation since January 2006. From May 2001 until April 2005, he was the Assistant Treasurer at Flextronics International Ltd. Mr. Ball has been the Chief Financial Officer and Treasurer of Purchaser since February 27, 2007.

Safra A. Catz DO, EOO	45	Ms. Catz has been Chief Financial Officer of Oracle Corporation since November 2005 and a President since January 2004. She has served as a director since October 2001. She was Interim Chief Financial Officer from April 2005 until July 2005. She served as an Executive Vice President from November 1999 to January 2004 and Senior Vice President from April 1999 to October 1999.

		Present Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Daniel Cooperman EOO, DP, EOP	56	Mr. Cooperman has been Senior Vice President, General Counsel and Secretary of Oracle Corporation since February 1997. Prior to joining Oracle, he had been associated with the law firm of McCutchen, Doyle, Brown & Enersen (which has since become Bingham McCutchen LLP) from October 1977, and had served as a partner since June 1983. From September 1995 until February 1997, Mr. Cooperman was Chair of the law firm’s Business and Transactions Group and from April 1989 through September 1995, he served as the Managing Partner of the law firm’s San Jose office. Mr. Cooperman has been the President, Chief Executive Officer and sole director of Purchaser since February 27, 2007.

Lawrence J. Ellison DO, EOO	62	Mr. Ellison has been Chief Executive Officer and a director of Oracle Corporation since he founded Oracle in June 1977.

Jeffrey O. Henley DO, EOO	62	Mr. Henley has served as the Chairman of the Board of Oracle Corporation since January 2004 and as a director since June 1995. He served as an Executive Vice President and Chief Financial Officer from March 1991 to July 2004. Prior to joining Oracle, he served as Executive Vice President and Chief Financial Officer of Pacific Holding Company, a privately-held company with diversified interests in manufacturing and real estate, from August 1986 to February 1991. He also serves as a director of CallWave, Inc.

Charles E. Phillips, Jr. DO, EOO	47	Mr. Phillips has been a President of Oracle Corporation and has served as a director since January 2004. He served as Executive Vice President Strategy, Partnerships, and Business Development, from May 2003 to January 2004. Prior to joining Oracle, Mr. Phillips was with Morgan Stanley & Co. Incorporated, a global investment bank, where he was a Managing Director from November 1995 to May 2003 and a Principal from December 1994 to November 1995. From 1986 to 1994, Mr. Phillips worked at various investment banking firms on Wall Street. Prior to that, Mr. Phillips served as a Captain in the United States Marine Corps as an information technology officer. Mr. Phillips also serves as a director of Viacom Inc. and Morgan Stanley.

CERTAIN INFORMATION REGARDING THE COMPANY

Our common stock is the only class of voting securities of Hyperion outstanding. Each share of our common stock has one vote. As of close of business on February 28, 2007, there were 59,226,065 shares of common stock outstanding.

INFORMATION CONCERNING CURRENT DIRECTORS AND OFFICERS OF HYPERION

Directors

Pursuant to the Company’s Restated Certificate of Incorporation, the Board is currently divided into three classes — Class I, II and III. Each director is elected for a three-year term of office, with one class of directors being elected at each annual meeting of stockholders. Each director holds office until their successor is elected and qualified or until their earlier death, resignation or removal. Directors are elected by a plurality of the affirmative votes cast by those shares entitled to vote present in person or represented by proxy. The Board is currently composed of nine members.

The following sets forth the name, ages and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the Company. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o Hyperion Solutions Corporation, 5450 Great America Parkway, Santa Clara, California 95054. There are no family relationships between any director or executive officer and any other director or executive officer or any other director or executive officer of the Company.

Name	Age	Position	Director Since

Jeffrey R. Rodek	53	Executive Chairman of the Board	1998
Henry R. Autry	58	Director	2000
Nanci E. Caldwell	48	Director	2006
Terry H. Carlitz	55	Director	2003
Yorgen H. Edholm	51	Director	2004
Gary G. Greenfield	52	Director	1998
John S. Riccitiello	47	Director	2002
Godfrey R. Sullivan	53	Director	2004
Maynard G. Webb	51	Director	2006

JEFFREY RODEK

Age: 53
Director since: 1998
Hyperion Board Committees: None

Principal occupation: Since July 2004, Mr. Rodek has been Executive Chairman of the Board of the Company.

Recent business experience:

•	Mr. Rodek has been Executive Chairman of the Board since July 2004. He served as Chairman of the Board and Chief Executive Officer of the Company from October 1999 to July 2004 and has been a director of the Company since January 1998.

•	From January 1995 to October 1999, Mr. Rodek served as President and Chief Operating Officer of Ingram Micro Inc., the world’s largest wholesale provider of technology solutions, products and services.

•	Before joining Ingram Micro, Mr. Rodek spent 16 years at FedEx Corporation, a global provider of transportation, freight, and e-commerce and supply-chain management services. Mr. Rodek’s career began in Operations Research, continued in Financial Planning and Analysis, then Operations. His last position at FedEx was Senior Vice President, the Americas.

Education: Mr. Rodek holds a bachelor’s degree in mechanical engineering and a master’s degree in business administration, with an emphasis in finance, from The Ohio State University.

Other directorships: Mr. Rodek serves on the board of directors of Accretive Commerce Company (formerly NewRoads, Inc.), a leading provider of outsourced business operations solutions to companies in multi-channel, one-to-one direct commerce. He also serves on The Ohio State University Alumni Association Board, the Dean’s Advisory Board, Fisher College of Business at Ohio State University and on the Dean’s Advisory Board of Merage School of Business at the University of California, Irvine.

HENRY AUTRY

Age: 58
Director since: 2000
Hyperion Board Committees: Corporate Governance and Nominating Committee (Chairman)

Principal occupation: Since January 2001, Mr. Autry has been founder and Chief Executive Officer of Contrado Partners, a financial services company.

Recent business experience:

•	From January 2000 until December 2001, Mr. Autry served as Chief Executive Officer of Brigade Solutions, a leading Internet outsourcing and customer service business.

•	From November 1996 until December 1999, Mr. Autry was the Senior Vice President and General Manager for American Express Traveler’s Cheque Group.

•	From May 1994 to October 1996, Mr. Autry was President of Release International, a manufacturer of film products.

•	From January 1990 to May 1994, Mr. Autry held various executive positions at Baxter International, a life sciences company, including Senior Vice President and Chief Administrative Officer.

Education: Mr. Autry earned a bachelor of science degree in business administration from Lincoln University in Lincoln, Pennsylvania.

Other directorships: Mr. Autry serves on the board of directors of Trinity Health, a private faith-based organization devoted to a ministry of healing through a network of hospitals, health care services, and advocate partnerships at the community, regional and national levels.

NANCI CALDWELL

Age: 48
Director since: 2006
Hyperion Board Committees: Audit Committee, Compensation Committee

Principal occupation: Since January 2005, Ms. Caldwell has been an independent business consultant.

Recent business experience:

•	From April 2001 to December 2004, Ms. Caldwell served as Chief Marketing Officer of PeopleSoft, Inc., a position she held until Oracle acquired the company in December 2004.

•	From 1982 to April 2001, Ms. Caldwell held various executive roles in sales and marketing at Hewlett-Packard. She joined Hewlett-Packard as a sales representative in the Computer Services Organization, progressed into sales and marketing management, and ended her tenure there as Vice President and Group Marketing Manager of HP Services.

•	From 1979 to 1982, Ms. Caldwell held various sales positions at Xerox Corporation.

Education: Ms. Caldwell earned a bachelor of arts degree from Queens University in Kingston, Ontario.

Other directorships: Ms. Caldwell serves on the board of directors of Deltek Systems, Inc., a privately held provider of project management software designed to meet the needs of professional services firms and project-based businesses, and Network General Corporation, a privately held provider of application and network management hardware and software.

TERRY CARLITZ

Age: 55
Director since: 2003
Hyperion Board Committees: Audit Committee (Financial Expert), Compensation Committee

Principal occupation: Since 2002, Ms. Carlitz has been an independent business consultant.

Recent business experience:

•	From 1999 to 2002, Ms. Carlitz served as Chief Financial Officer and Director of Saba Software, Inc., a provider of human capital management application software.

•	From 1998 to 1999, she served as Senior Vice President of Operations and Chief Financial Officer of SPL WorldGroup B.V., a provider of customer relationship management software for the energy industry.

•	From 1995 to 1998, Ms. Carlitz served as Chief Financial Officer of Infinity Financial Technology, Inc., a provider of derivatives trading and risk management software. In 1998, Infinity was merged into SunGard Data Systems, a provider of financial services software.

•	Prior to 1995, Ms. Carlitz held financial and operational positions at Apple Computer where she managed the corporate planning group, served as European controller of Apple’s $2 billion operations spanning 13 European countries, and spearheaded business development in Europe and for Apple’s New Media and Online Services Groups.

Education: Ms. Carlitz holds a master’s degree in business administration from Stanford University and a bachelor of science degree in business administration from San Jose State University.

Other directorships: Ms. Carlitz serves on the board of directors for Advent Software, Inc., a public company that provides enterprise investment management software, and Photon Dynamics, Inc., a public company that supplies yield management solutions to flat panel display manufacturers. Ms. Carlitz serves on the Management Board of the Graduate School of Business at Stanford University and the International Board of Advisors at the College of Business, San Jose State University.

YORGEN EDHOLM

Age: 51
Director since: 2004
Hyperion Board Committees: Corporate Governance and Nominating Committee

Principal occupation: Since August 2003, Mr. Edholm has been President and CEO of Accellion, Inc. a privately held company that creates e-mail attachment caching software, as well as backup and recovery application software.

Recent business experience:

•	From 2001 to 2003, Mr. Edholm was President and Chief Executive Officer of Decision Point Applications, an analytical applications company.

•	In 1989, Mr. Edholm co-founded Brio Software, a leading provider of business intelligence (BI) software, and was its President and Chief Executive Officer until 2001. He was chairman of the Brio Software board of directors until the Company’s acquisition of Brio Software in October 2003.

Education: Mr. Edholm holds an undergraduate degree in Natural Sciences from Eklidens Gymnasium in Nacka, Sweden, a master’s degree in Engineering Physics from the Royal Institute of Technology in Stockholm, Sweden, and an MBA from the Stockholm School of Economics.

Other directorships: Mr. Edholm serves on the board of directors of I-many, a public company that specializes in contracts software, Verix (f/k/a Business Events), a privately held mining software company, Resilience, Inc., a private company that provides high availability appliances, Saama Technologies, Inc., a privately held provider of information technology (IT) services, including the design, implementation, and testing of software for businesses and Accellion, Inc., a private company providing e-mail attachment management software.

GARY GREENFIELD

Age: 52
Director since: 1998
Hyperion Board Committees: Audit Committee (Chairman and a Financial Expert)

Principal occupation: Since December 2003, Mr. Greenfield has been Chief Executive Officer of GXS, which operates one of the largest B2B e-commerce networks in the world. In addition, since December 2003, he has been an Operating Partner for Francisco Partners, one of the world’s largest technology-focused buyout funds.

Recent business experience:

•	From June 2002 until August 2003, Mr. Greenfield was President, Chief Executive Officer and a director of Peregrine Systems, Inc., a global leader in consolidated asset and service management software. Peregrine Systems filed a voluntary petition under chapter 11 of the Bankruptcy Code in September 2002 and emerged from bankruptcy proceedings in August 2003.

•	From December 1998 through September 2001, Mr. Greenfield served as President and Chief Executive Officer of Merant PLC, a publicly traded e-business development solutions company.

•	Mr. Greenfield joined Sage Software (a predecessor of Merant through merger) in 1987 as Vice President of Marketing, and served in various capacities with them until becoming its President in 1995 and Chief Executive Officer in 1998.

Education: Mr. Greenfield earned a bachelor of science degree from the U.S. Naval Academy, a master of science administration from George Washington University, and an MBA from Harvard Business School.

Other directorships: Mr. Greenfield serves on the board of directors of FrontRange Solutions, a private company that develops software and services that allow organizations to deliver extraordinary customer relationships, Mobius Management Systems, a provider of document management software, Managed Objects, a private company providing IT infrastructure management software. He is chairman of Aderant, a private company that is a leading provider of software for services organizations, and is chairman of Intellitactics, a private company providing IT security management software. He is also a member of the board and past chairman of the Information Technology Association and a past member of the Norwood School Board of Trustees.

JOHN RICCITIELLO

Age: 47
Director since: 2002
Hyperion Board Committees: Compensation Committee (Chairman)

Principal occupation: In February 2007, Mr. Riccitiello was appointed to serve, beginning April 2007, as Chief Executive Officer of Electronic Arts, an interactive entertainment software company. Until such time, Mr. Riccitiello will continue to serve as Managing Director of Elevation Partners, a private equity partnership focusing on investments in the consumer, media and entertainment sectors, which he founded in April 2004.

Recent business experience:

•	In November 2005, Mr. Riccitiello became Chairman of the Board and Chief Executive Officer of VG Holding Corp, a combined entity of Bioware and Pandemic Studios, two of the video game industry’s leading developers.

•	From October 1997 to April 2004, Mr. Riccitiello served as President and Chief Operating Officer of Electronic Arts, a leading interactive entertainment software company.

•	From March 1996 to November 1997, Mr. Riccitiello served as President and Chief Executive Officer of the worldwide bakery division of Sara Lee Corporation.

•	Before joining Sara Lee, Mr. Riccitiello served as President and Chief Executive Officer of Wilson Sporting Goods Co.

•	Mr. Riccitiello also has held executive and management positions at Haagen-Dazs, PepsiCo, Inc. and The Clorox Company.

Education:  Mr. Riccitiello holds a bachelor of science degree from University of California, Berkeley.

Other directorships:  Mr. Riccitiello is the Chairman of the Board of Directors at VG Holding Corp, a private company which is one of the leading developers of video games and serves on the board of directors of Forbes Media LLC, a private company which includes Forbes magazine and Forbes.com.

GODFREY SULLIVAN

Age: 53
Director since: 2004
Hyperion Board Committees: None

Principal occupation: Since July 2004, Mr. Sullivan has been President and Chief Executive Officer of the Company.

Recent business experience:

•	Mr. Sullivan joined the Company in October 2001 as President and Chief Operating Officer. He was promoted to President and Chief Executive Officer in July 2004.

•	From October 2000 to August 2001, Mr. Sullivan served as Chief Executive Officer of Promptu, Inc., an enterprise marketing automation software company.

•	From October 1992 to June 2000, Mr. Sullivan was a Vice President of AutoDesk, a computer aided design software company, as well as president of AutoDesk’s Discreet Division, a $200 million digital media unit. He also led AutoDesk’s Personal Solutions Group, which included the development and marketing of AutoCAD LT and other high-volume design products.

•	Prior to joining AutoDesk in 1992, Sullivan spent 11 years with Apple Computer, heading up Business Marketing, U.S. Channels and Western U.S. Operations.

Education: Mr. Sullivan received his bachelor of business administration from Baylor University, and has completed executive programs at Stanford and the Wharton School.

Other directorships: Mr. Sullivan serves on the board of directors of Citrix Systems, Inc., a publicly held provider of access infrastructure solutions.

MAYNARD WEBB

Age: 51
Director since: 2006
Hyperion Board Committees: Corporate Governance and Nominating Committee

Principal occupation: Since December 2006, Mr. Webb has served as the Chief Executive Officer of LiveOps, a domestic outsourced call center.

Recent business experience:

•	From June 2002 to August 2006, Mr. Webb served as Chief Operating Officer at eBay Inc., an online global market for the sales of goods and services. Mr. Webb retired from eBay in August 2006.

•	From August 1999 to June 2002, Mr. Webb served as President of eBay Technologies.

•	From July 1998 to August 1999, Mr. Webb served as Senior Vice President and Chief Information Officer of Gateway, Inc. a fortune 250 leader in computing technology.

•	From February 1995 to July 1998, Mr. Webb served as Vice President and Chief Information Officer of Bay Networks.

•	From June 1991 to January 1995, Mr. Webb held various management positions, including Director of IT, at Quantum Corporation.

•	Mr. Webb has also held positions at Thomas Conrad, Figgie International, and IBM.

Education: Mr. Webb earned a bachelor of arts degree from Florida Atlantic University in Boca Raton, Florida.

Other directorships: Mr. Webb serves on the board of directors of Gartner, Inc., a high-technology research and consulting firm and Salesforce.com, a public company which is a market and technology leader in on-demand business services.

Executive Officers

The current Executive Officers of the Company are:

Name	Age	Position

Godfrey Sullivan	53	President and Chief Executive Officer and Director
Mark Cochran	48	Vice President, General Counsel and Corporate Secretary
Robert Gersten	55	Chief Development Officer
Heidi Melin	41	Chief Marketing Officer
Jon Temple	44	Executive Vice President, Worldwide Field Organization
Robin Washington	44	Chief Financial Officer

Godfrey Sullivan was promoted to Hyperion’s President and Chief Executive Officer in July 2004, after serving as President and Chief Operating Officer since October 2001. Mr. Sullivan most recently served as Chief Executive Officer of Promptu Corp., an enterprise marketing automation software company. Previously, he spent eight years at AutoDesk in senior management positions, including President of AutoDesk’s Discreet Division. He also led the Personal Solutions Group, which included the development and marketing of AutoCAD LT and other high-volume design products. Prior to joining AutoDesk in 1992, Mr. Sullivan spent 11 years with Apple heading up Business Marketing, U.S. Channels and Western U.S. Operations. Mr. Sullivan serves on the Board of Directors of Citrix Systems, Inc.

Mark Cochran joined Hyperion as Vice President, General Counsel and Corporate Secretary in January 2005. Mr. Cochran joined Hyperion from Brocade Communications Systems, a storage networking company, where he worked as Vice President, General Counsel and Corporate Secretary. Prior to joining Brocade, Mr. Cochran served as Vice President, General Counsel to AvantGo (acquired by Sybase). From 1990 to 1999, he served as senior corporate counsel for Advanced Micro Devices and corporate counsel to Syntex (acquired by Roche).

Robert Gersten joined Hyperion in 2000 as Vice President, Product Development for Technology Products and was named Chief Development Officer in 2001. He is responsible for the strategic planning and delivery of Hyperion’s business performance management products. Before joining Hyperion, Mr. Gersten was a Senior Vice President for Platinum Technology, a supplier of infrastructure software for database and systems management, application development and knowledge management. Prior to that, Mr. Gersten was co-founder and Vice President of Engineering and Finance for SQL Software, a company that was acquired by Platinum Technology.

Heidi Melin, Chief Marketing Officer, is responsible for all aspects of Hyperion’s global marketing strategy, including branding, advertising, corporate communications, product marketing and field marketing. She came to Hyperion from PeopleSoft, where she held leadership marketing positions for more than nine years, most recently as Group Vice President of Marketing Services. In addition, Ms. Melin brings nearly 10 years advertising strategy experience and has worked on campaigns for high-tech clients that include Informix, Symantec, Frame Technology, Motorola and Network General.

Jon Temple joined Hyperion in 2006 as Executive Vice President, Worldwide Field Organization. He is responsible for all customer facing and revenue generating operations, including sales, global support, field marketing, channel and alliances, technical services and other field operational functions. Mr. Temple has over 20 years experience in enterprise software. Prior to joining Hyperion, he was President and Chief Executive Officer of Above All Software, a privately held firm providing business integration software. He earlier spent 12 years at Business Objects in a variety of executive sales and operational leadership positions. Prior to Business Objects, Mr. Temple held various sales and account management roles at Information Builders.

Robin Washington joined Hyperion as Chief Financial Officer in January 2006. She oversees Hyperion’s financial management and operations. She previously served as Senior Vice President of Finance and Corporate Controller for PeopleSoft, Inc. from 1999 to 2005. Prior to PeopleSoft, Ms. Washington was Director of Finance for Tandem Computers. She previously served as an accounting analyst for the Federal Reserve Bank of Chicago and as a senior auditor for Deloitte & Touche. Ms. Washington also serves on the Board of Directors of Tektronix, a publicly traded provider of test and measurement and monitoring solutions for communications networks.

Board Committees and Meetings

Board.  The Company’s Board of Directors currently consists of nine directors. The Nasdaq listing rules require that a majority of the Board be “independent”, as defined in the Nasdaq listing rules. The Board has determined that each of the Company’s directors and nominees for director other than Messrs. Rodek and Sullivan qualify as independent in accordance with the Nasdaq listing rules.

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time as appropriate. Board agendas include regularly scheduled sessions for the independent directors to meet without management present. The Board has delegated various responsibilities and authority to different Board committees as described in this section of the Information Statement. Committees regularly report on their activities and actions to the full Board. Board members have access to all Company employees outside of Board meetings, and the Board encourages each director to visit different Company sites and events worldwide and meet with local management at those sites and events.

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Each member of each such committee is an independent director. Each of the committees has authority to engage such legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities. Each of the Board committees has a written charter approved by the Board. Copies of each committee charter are posted on Hyperion’s Investor Relations web site at www.hyperion.com under the “Corporate Governance” section. The members of the committees are identified in the following table:

Corporate Governance
	Audit	Compensation	and Nominating
Board Member	Committee	Committee	Committee

Henry Autry			Chair
Nanci Caldwell	X	X
Terry Carlitz	X	X
Yorgen Edholm			X
Gary Greenfield	Chair
John Riccitiello		Chair
Maynard Webb			X

The primary responsibilities and functions of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are as follows:

Audit Committee.  The Audit Committee assists the Board in its oversight of (i) the Company’s accounting and financial reporting processes and the audit of the Company’s financial statements, (ii) compliance with legal and regulatory requirements, (iii) the appointment, compensation and oversight of the Company’s independent accountant, and (iv) the performance of the Company’s internal audit function. The Audit Committee has established procedures whereby complaints and concerns with respect to accounting, internal accounting controls or auditing matters may be submitted to the Audit Committee. The responsibilities and activities of the Audit Committee are described in greater detail in the section of this Information Statement entitled “Audit Committee Report” and in the Audit Committee Charter posted on the Company’s website. The Board has determined that each of the Audit Committee members is independent as defined under SEC rules and Nasdaq listing standards. The Board has also determined that Terry Carlitz and Gary Greenfield are Audit Committee “financial experts” within the meaning of SEC regulations. Each member of the Audit Committee is able to read and understand financial statements, as required by the Nasdaq listing rules.

Compensation Committee.  The Compensation Committee carries out the Board’s overall responsibility related to executive compensation by (i) assisting the Board in developing and evaluating executive candidates and the preparation of executive succession plans, (ii) reviewing and approving the evaluation process and compensation structure of the Company’s officers and other senior management, (iii) evaluating the performance and approving the compensation of the Company’s senior executive officers, and (iv) setting the compensation and other terms of employment of the Company’s Chief Executive Officer. The Compensation Committee also has full power and authority to review, modify and approve the Company’s stock-based plans, bonus plans, and other compensation-related plans.

Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee oversees all aspects of the Company’s director nomination and corporate governance functions on behalf of the Board. In particular, it (i) identifies, reviews and evaluates candidates to serve as members of the Board, (ii) reviews Board committee structure and recommends directors to serve as Board committee members, (iii) makes recommendations to the Board regarding corporate governance issues and (iv) makes other recommendations to the Board regarding affairs relating to the members of the Board. Each of the members of the Corporate Governance and Nominating Committee is independent as defined under SEC rules and Nasdaq listing standards.

The Nomination Process.  The Corporate Governance and Nominating Committee does not set specific, minimum qualifications that nominees must meet in order for the Committee to recommend them to the Board. However, the Corporate Governance and Nominating Committee strives to find nominees who have achieved prominence in their field and who possess significant experience or skills in areas of importance to the Company, such as general management, finance, technology, marketing, international business and the public sector. The Corporate Governance and Nominating Committee also looks for persons who have the highest personal and professional integrity and who have demonstrated exceptional ability and judgment. The Corporate Governance and Nominating Committee will consider the current composition and needs of the Board and the specific requirements of the Board committees when searching for and considering nominees for director.

In its search for nominees, the Corporate Governance and Nominating Committee first determines whether the Board requires a new member with specific qualities or a more generally qualified member. The Corporate Governance and Nominating Committee then identifies candidates by seeking input from Board members, considering recommendations for nominees submitted by stockholders, and, if appropriate, hiring a search firm. Promising candidates are interviewed by the Corporate Governance and Nominating Committee and selected management representatives, and, based on those interviews and separate reference checks, the Committee provides its recommendations to the Board for appropriate consideration and action. Ms. Caldwell and Mr. Webb were located through a third party search firm.

Stockholders who wish to communicate with the Board or the Corporate Governance and Nominating Committee or any of its members regarding nominations of directors or other matters may do so by sending written communications addressed to the Corporate Secretary at the Company’s principal offices, 5450 Great America Parkway, Santa Clara, California 95054 or by email to corporatesecretary@hyperion.com. All stockholder communications that are received by the Corporate Secretary, so long as they are not in the nature of advertising, promotions of a product or service, or patently offensive material, for the attention of the Corporate Governance and Nominating Committee will be submitted to the Corporate Governance and Nominating Committee.

The Corporate Governance and Nominating Committee will consider director candidates recommended by stockholders. In considering candidates submitted by stockholders, the Corporate Governance and Nominating Committee will take into consideration the needs of the Board and the qualifications of the candidate. To have a candidate considered by the Corporate Governance and Nominating Committee, a stockholder must submit the recommendation in writing and must include the following information: the name of the stockholder and evidence of the person’s ownership of our stock, including the number of shares owned and the length of time of ownership and the name of the candidate, the candidate’s resume or a listing of his or her qualifications to be a director of the Company and the person’s consent to be named as a director if selected by the Corporate Governance and Nominating Committee and nominated by the Board.

Meetings.  During the year ended June 30, 2006, there were six meetings of the Board, eleven meetings of the Audit Committee, six meetings of the Compensation Committee and four meetings of the Corporate Governance and Nominating Committee. In addition, during the same period, the Board acted by unanimous written consent twice, the Compensation Committee acted by unanimous written consent six times, the Corporate Governance and Nominating Committee acted by written consent once. Each director attended at least 75% of the Board meetings and the committee meetings of which he or she is a member in fiscal 2006.

The Company’s policy is to invite, but not require, all members of the Board to attend the stockholders’ annual meeting. Historically, attendance of stockholders in person at annual meetings has been very low. All of the directors then in office, except John Riccitiello, attended last year’s stockholders’ annual meeting.

Compensation Committee Interlocks and Insider Participation

All members of the Compensation Committee during the fiscal year ended June 30, 2006 were independent directors. During fiscal 2006, none of the members of the Compensation Committee: (i) were officers or employees or former employees of the Company or its subsidiaries; (ii) were former officers of the Company or its subsidiaries; or (iii) had any relationship requiring disclosure by the Company under the SEC’s rules requiring disclosure of related party transactions. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the Board or the Compensation Committee.

Director Compensation

Non-employee Board members receive retainers of $30,000 per year. In addition, non-employee Board members receive a fee of $2,000 for every Board or Board Committee meeting they attend in person or by audio or video conference as an ordinary member. The chairs of the Corporate Governance and Nominating Committee and the Compensation Committee each receive $4,000 per meeting they attend in person or by audio or video conference and the chair of the Audit Committee receives $6,000 per meeting attended in person or by audio or video conference. The Company does not pay compensation for special assignments of the Board.

Non-employee members of the Board also receive automatic equity grants under the Company’s 2004 Equity Incentive Plan. Each individual who becomes a non-employee member of the Board is granted 10,500 shares of restricted Common Stock on the date such individual joins the Board. These “initial grant” shares have a purchase price of $0.001 per share and vest in three equal amounts at each of the first three annual anniversaries of the date that the Board member joined the Board, so long as the director remains a member of the Board. In addition, each individual who continues to serve as a non-employee Board member is granted an automatic annual grant of 5,250 shares of restricted Common Stock. The grant date for “annual grant” shares is the next trading day after the Company’s annual stockholders’ meeting. The annual grant shares have a purchase price of $0.001 per share and vest in three equal amounts at each of the first three annual anniversaries of the grant date, so long as the director remains a member of the Board. Awards granted to non-employee directors under the Company’s 2004 Equity Incentive Plan, 1995 Stock Option/Stock Issuance Plan or Brio Technology, Inc. 1998 Directors’ Stock Option Plan, including annual grant shares, will vest in full upon either the closing of the offer or the merger. Currently, all members of the Board are non-employees, except for Messrs. Rodek and Sullivan.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth, as of February 28, 2007, certain information with respect to shares of Common Stock beneficially owned by (i) each person who is known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company’s Common Stock, (ii) each of the Company’s directors, (iii) the executive officers named in the Summary Compensation Table and (iv) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Pursuant to Rule 13d-3, shares of Common Stock are deemed to be beneficially owned by a person if the person has the right to acquire shares of Common Stock (for example, upon exercise of an option or warrant) within 60 days of February 28, 2007. These shares of Common Stock are also included in computing the percentage ownership of such person. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power as of February 28, 2007. References to share amounts contained in this proxy statement have been adjusted to give effect to the December 19, 2005 3-for-2-stock split.

	Number of Shares	Percent of
Name and Address of Beneficial Owner(1)	Beneficially Owned(2)	Class(3)

FMR Corp.(4)	8,125,730	13.72%
82 Devonshire Street, Boston, MA 02109
Barclays Global Investors NA (CA)(5)	3,486,909	5.89%
45 Fremont Street, 34th Floor San Francisco, CA 94105
Federated Investors, Inc.(6)	2,975,354	5.02%
Federated Investors Tower Pittsburgh, PA 15222
Jeffrey Rodek(7)	541,333	*
Godfrey Sullivan(8)	466,086	*
Robin Washington(9)	61,440	*
Robert Gersten(10)	143,669	*
Mark Cochran(11)	65,037	*
Heidi Melin(12)	52,097	*
John Temple(13)	35,000	*
Henry Autry(14)	31,500	*
Nanci Caldwell(15)	15,750	*
Terry Carlitz(16)	32,250	*
Yorgen Edholm(17)	266,391	*
Gary Greenfield(18)	47,250	*
John Riccitiello(19)	61,500	*
Maynard Webb(20)	15,750	*
All current directors and executive officers as a group (14 persons)(21)	1,835,053	3.10%

*	Less than 1% of the outstanding shares of Common Stock.

(1)	Unless otherwise noted, the address of each person is c/o Hyperion Solutions Corporation, 5450 Great America Parkway, Santa Clara, California 95054.

(2)	Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the natural persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. To the Company’s knowledge, unless otherwise indicated, the entities named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(3)	Based on 59,226,065 shares of Common Stock outstanding as of February 28, 2007.

(4)	As reported on a Schedule 13G filed by FMR Corp. with the Securities and Exchange Commission on February 14, 2007.

(5)	As reported on a Schedule 13G filed by Barclays Global Investors NA (CA) with the Securities and Exchange Commission on January 23, 2007.

(6)	As reported on Schedule 13G filed by Federated Investors, Inc. with the Securities and Exchange Commission on February 13, 2007.

(7)	Includes options exercisable for 287,027 shares of Common Stock, 237,327 shares of Common Stock held by the Rodek Family Trust U/A/D 4/8/98, Jeffrey Rodek Trustee and Christine Rodek Trustee and 15,750 shares of Common Stock subject to vesting restrictions under the Company’s 2004 Equity Incentive Plan, as amended and restated (the “2004 Plan”).

(8)	Includes options exercisable for 323,281 shares of Common Stock, 79,875 shares of Common Stock subject to vesting restrictions under the 2004 Plan and 61,558 shares of Common Stock held by the Sullivan Revocable Trust U/A/D 12/5/00, Godfrey Sullivan Trustee and Suzanne Sullivan Trustee.

(9)	Includes options exercisable for 37,187 shares of Common Stock and 23,750 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(10)	Includes options exercisable for 117,530 shares of Common Stock, 3,817 shares of Common Stock held by his spouse and 14,375 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(11)	Includes options exercisable for 44,250 shares of Common Stock and 15,500 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(12)	Includes options exercisable for 33,437 shares of Common Stock and 16,250 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(13)	Includes 35,000 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(14)	Includes options exercisable for 21,000 shares of Common Stock and 5,250 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(15)	Consists of 13,125 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(16)	Consists of options exercisable for 21,750 shares of Common Stock and 8,750 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(17)	Includes 16,331 shares of Common Stock held by Yorgen Edholm Trustee for Yorgen Edholm grantor retained annuity trust, 5,448 shares of Common Stock held as custodian for Mr. Edholm’s children, 8,750 shares of Common Stock subject to vesting restrictions under the 2004 Plan and options exercisable for 33,000 shares of Common Stock.

(18)	Consists of options exercisable for 42,000 shares of Common Stock and 5,250 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(19)	Includes options exercisable for 51,000 shares and 5,250 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(20)	Consists of 13,125 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(21)	Includes options exercisable for 1,011,462 shares of Common Stock and 260,000 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of the Board, the executive officers of the Company and persons who hold more than 10% of the Company’s outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which require them to file reports with the Securities Exchange Commission with respect to their ownership of the Company’s Common Stock and their transactions in such Common Stock, and to furnish copies of these reports to the Company. Based upon the copies of Section 16(a) reports and certain representations that the Company received from such persons for their transactions in shares of Common Stock and their Common Stock holdings in the year ended June 30, 2006, the Company believes that all reporting requirements under Section 16(a) for the year were met in a timely manner by its Board members, executive officers and greater than 10% stockholders.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for services in all capacities to the Company, for the fiscal years ended June 30, 2006, 2005 and 2004, of (i) the Company’s Chief Executive Officer during fiscal year 2006; and (ii) each of the Company’s four most highly compensated executive officers other than the Chief Executive Officer (collectively, the “Named Executive Officers”).

						Long-Term
						Compensation
		Annual				Restricted		Securities
Name and	Fiscal	Compensation				Stock		Underlying	All Other
Principal Position	Year	Salary		Bonus(1)		Awards(2)		Options	Compensation

Godfrey R. Sullivan	2006	$535,000		$660,000		$636,075	(3)	67,500	$10,512	(4)
President &	2005	$493,371		$445,000		—		150,000	$6,628	(5)
Chief Executive Officer	2004	$368,175		$305,300		$1,700,625	(6)	150,000	$30,604	(7)
Jeffrey R. Rodek	2006	$400,000		—		$169,620	(8)	—	$411,783	(9)
Executive Chairman	2005	$592,761		—		—		—	$427,205	(10)
	2004	$458,381		$452,800		$837,000	(11)	150,000	$509,110	(12)
Robin Washington	2006	$161,476	(13)	$131,697	(14)	$872,750	(15)	135,000	$2,000	(16)
Chief Financial Officer	2005	—		—		—		—	—
	2004	—		—		—		—	—
Robert Gersten	2006	$330,000		$255,024		$254,430	(17)	30,000	$7,191.36	(18)
Chief Development	2005	$311,311		$198,000		—		82,500	$2,000	(19)
Officer	2004	$298,059		$233,731		$209,250	(20)	30,000	$2,000	(21)
Mark Cochran	2006	$286,000		$203,964		$254,430	(22)	18,000	$6,120	(23)
VP, General Counsel &	2005	$131,771	(24)	$80,000		$231,300	(25)	90,000	$1,000	(26)
Secretary	2004	—		—		—		—	—
Heidi Melin	2006	$260,000		$201,466		$424,050	(27)	105,000	$7,504	(28)
Chief Marketing Officer	2005	$13,788	(29)	$10,000	(30)	—		—	—
	2004	—		—		—		—	—
Burton Goldfield	2006	$276,989	(31)	$229,125		$254,430	(32)	30,000	$18,437	(33)
Sr. VP, World Wide	2005	$300,000		$320,050		—		67,500	$13,346	(34)
Field Operations	2004	$150,000		$368,750	(35)	$150,675	(36)	262,500	$24,785	(37)

(1)	Bonuses are reported in the year earned, even if actually paid in a subsequent year.

(2)	The total number of shares of restricted Common Stock held by the Named Executive Officers as of June 30, 2006, and the total value of these shares (based on the $27.60 per share closing price of the Company’s Common Stock on the Nasdaq National Market System on June 30, 2006 and net of the purchase price) were as follows: Mr. Sullivan: 95,505 shares ($2,635,842); Mr. Rodek: 46,110 shares ($1,272,590); Ms. Washington: 25,000 shares ($689,975); Mr. Gersten: 15,648 shares ($431,869); Mr. Cochran: 14,625 shares ($403,635); Ms. Melin: 15,000 shares ($413,985); and Mr. Goldfield: 0 shares ($0). Shares of restricted Common Stock are eligible to receive dividends, if and when declared on the Common Stock by the Board. These awards generally vest over a period of four years and are fully vested on the fourth anniversary of the date of grant, but certain awards may vest earlier based on achievement of certain predefined performance related goals set by the Compensation Committee of the Board.

(3)	Represents the fair market value of 22,500 shares of restricted Common Stock Mr. Sullivan received on July 1, 2005. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of July 1, 2005.

(4)	Represents value of grossed up income of approximately $7,012 for Sales Incentive Trip for Mr. Sullivan, $2,000 in Company-paid 401(k) contributions and $1,500 in tax consultation services.

(5)	Represents value of grossed up income of approximately $4,628 for Sales Incentive Trip for Mr. Sullivan and $2,000 in Company-paid 401(k) contributions.

(6)	Represents the fair market value of 37,500 and 30,000 shares of restricted Common Stock Mr. Sullivan received on February 25 and April 1, 2004, respectively, and the fair market value of a long-term incentive bonus awarded to Mr. Sullivan on February 25, 2004, which will be payable in cash on February 25, 2008 in an amount equal to the value of 37,500 shares of Common Stock on that date unless Mr. Sullivan’s employment with the Company is terminated prior to the scheduled payment date. 4,500 shares of the grant made on April 1, 2004 vested on August 31, 2005 and the remainder vest based upon performance metrics. As of June 30, 2006 no additional shares had vested.

(7)	Represents value of grossed up income of approximately $28,604 for Sales Incentive Trip for Mr. Sullivan and $2,000 in Company-paid 401(k) contributions.

(8)	Represents the fair market value of 6,000 shares of restricted Common Stock Mr. Rodek received on July 1, 2005. These shares vested in full on July 1, 2006.

(9)	Represents value of grossed up income of approximately $1,392 for Sales Incentive Trip for Mr. Rodek, $250 for office equipment, $2,000 in Company-paid 401k contributions and earn-out of loan amount and accrued interest totaling $408,141.

(10)	Represents value of grossed up income of approximately $12,417 on Sunnyvale, California apartment lease and commutation for Mr. Rodek, $4,647 in tax consultation services, earn-out of loan amount and accrued interest totaling $408,141 and $2,000 in Company-paid 401(k) contributions.

(11)	Represents the fair market value of 30,000 shares of restricted Common Stock Mr. Rodek received on April 1, 2004. 4,500 shares of this grant vested on August 31, 2005 and the remainder vest based upon performance metrics. As of June 30, 2006 no additional shares had vested.

(12)	Represents value of grossed up income of approximately $88,461 on Sunnyvale, California apartment lease and commutation for Mr. Rodek, $9,176 in tax consultation services, earn-out of loan amount and accrued interest totaling $409,473 and $2,000 in Company-paid 401(k) contributions.

(13)	Represents partial year salary. Ms. Washington began her employment on January 17, 2006 and is currently paid an annual salary of $355,000.

(14)	Includes $20,000 sign-on bonus for Ms. Washington.

(15)	Represents the fair market value of 25,000 shares of restricted Common Stock Ms. Washington received on January 24, 2006. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of January 24, 2006.

(16)	Represent value of grossed up income of $2,000 in Company-paid 401(k) contributions.

(17)	Represents the fair market value of 9,000 shares of restricted Common stock Mr. Gersten received on July 1, 2005. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of July 1, 2005.

(18)	Represents value of grossed up income of approximately $5,191 for Sales Incentive Trip for Mr. Gersten and $2,000 in Company-paid 401(k) contributions.

(19)	Represents value of grossed up income of $2,000 in Company-paid 401(k) contributions.

(20)	Represents the fair market value of 15,000 shares of restricted Common Stock Mr. Gersten received on April 1, 2004. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of April 1, 2004.

(21)	Represents value of grossed up income of $2,000 in Company-paid 401(k) contributions.

(22)	Represents the fair market value of 9,000 shares of restricted Common Stock Mr. Cochran received on July 1, 2005. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of July 1, 2005.

(23)	Represents value of grossed up income of approximately $4,120 for Sales Incentive Trip for Mr. Cochran, and $2,000 in Company-paid 401(k) contributions.

(24)	Represents partial year salary. Mr. Cochran began his employment on January 10, 2005 at an annual salary of $275,000.

(25)	Represents the fair market value of 7,500 shares of restricted Common Stock Mr. Cochran received on January 10, 2005. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of January 10, 2005.

(26)	Represents Company-paid 401(k) contributions.

(27)	Represents the fair market value of 15,000 shares of restricted Common Stock Ms. Melin received on July 1, 2005. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of July 1, 2005.

(28)	Represents value of grossed up income of approximately $5,504 for Sales Incentive Trip for Ms. Melin and $2,000 in Company-paid 401k contributions.

(29)	Represents partial year salary. Ms. Melin began her employment on June 13, 2005 at an annual salary of 260,000.

(30)	Consists of $10,000 sign-on bonus for Ms. Melin.

(31)	Represents partial year salary. Mr. Goldfield terminated his employment on May 7, 2006.

(32)	Represents the fair market value of 15,000 shares of restricted Common Stock Mr. Goldfield received on July 1, 2005. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of July 1, 2005.

(33)	Represents value of grossed up income of approximately $16,437 for Sales Incentive Trip for Mr. Goldfield and $2,000 in Company-paid 401k contributions.

(34)	Represents value of grossed up income of approximately $11,346 for Sales Incentive Trip for Mr. Goldfield and $2,000 in Company-paid 401k contributions.

(35)	Includes $200,000 sign-on bonus for Mr. Goldfield.

(36)	Represents the fair market value of 7,500 shares of restricted Common Stock Mr. Goldfield received on January 1, 2004. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of January 1, 2004.

(37)	Represents value of grossed up income of approximately $11,026 for Sales Incentive trip for Mr. Goldfield, approximately $12,759 in legal services and $1,000 in Company-paid 401(k) contributions.

Option Grants in the Last Fiscal Year

The following table contains information concerning the stock option grants made to each of the Named Executive Officers during fiscal year 2006. No stock appreciation rights were granted to these individuals during such fiscal year. Except as indicated below, all options granted to the Named Executive Officers during the last fiscal year were granted under the Company’s 2004 Equity Incentive Plan on July 1, 2005. Unless otherwise noted, options vest at the rate of 25% on the first anniversary of the date of grant and monthly thereafter in thirty-six equal installments. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually, calculated based on the closing price of the Common Stock on the grant date. These amounts are based on certain assumed rates of appreciation and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our Common Stock. References to share amounts contained in this Information Statement have been adjusted to give effect to the December 19, 2005 3-for-2 stock split.

						Potential Realizable
						Value at Assumed
			Percent of Total			Annual Rates of Stock
	Number of Securities		Options Granted to	Exercise		Price Appreciation For
	Underlying Options		Employees in Fiscal	Price per	Expiration	Option Term
Name	Granted		Year	Share	Date	5%	10%

Godfrey Sullivan	67,500		3.35%	$28.27	6/30/11	$648,637	$1,471,429
Jeffrey Rodek	—		—	—	—	—	—
Robin Washington	135,000	(1)	6.70%	$34.91	1/24/12	$1,602,820	$3,636,251
Robert Gersten	30,000		1.49%	$28.27	6/30/11	$288,283	$653,969
Mark Cochran	18,000		0.89%	$28.27	6/30/11	$172,970	$392,381
Heidi Melin	105,000		5.21%	$28.27	6/30/11	$1,008,991	$2,288,890
Burton Goldfield	30,000		1.49%	$28.27	6/30/11	$288,283	$653,969

(1)	Granted on January 24, 2006.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

The following table describes for the Named Executive Officers the number and aggregate value of stock options exercised during fiscal 2006, and the number and aggregate value of unexercised options held by each of the Named Executive Officers as of June 30, 2006:

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Shares		Options at		In-the-Money Options
	Acquired On	Value	Fiscal Year-End		at Fiscal Year-End(1)
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Godfrey Sullivan	240,000	$5,784,017	285,625	216,875	$2,528,469	$733,581
Jeffrey Rodek	61,500	$1,050,373	335,629	18,750	$2,850,561	$219,938
Robin Washington	—	—	—	135,000	—	—
Robert Gersten	61,248	$1,111,853	96,654	87,657	$577,984	$168,325
Mark Cochran	—	—	31,875	76,125	—	—
Heidi Melin	—	—	—	105,000	—	—
Burton Goldfield	63,000	$920,430	54,030	—	$233,895	—

(1)	Based on the closing price of the Common Stock of the Company as reported on the Nasdaq National Market System at June 30, 2006, the last day of trading of the Company’s Common Stock during fiscal year 2006, of $27.60 per share, less the exercise price payable for such shares.

Employment Agreements And Change In Control Arrangements

Godfrey R. Sullivan.  Mr. Sullivan executed an employment agreement, effective July 21, 2005, which provides for a salary of $535,000 per year and provides that he is eligible for an annual target bonus of 100% of his base salary. On May 8, 2006, the Compensation Committee of the Board of Directors increased Mr. Sullivan’s base salary to $575,000, effective July 1, 2006. Mr. Sullivan’s employment may be terminated by the Company or Mr. Sullivan at any time for any reason (or no reason) with 30 days advance written notice. If the Company terminates Mr. Sullivan’s employment for any reason other than permanent disability or cause, then, among other benefits, Hyperion will continue to pay him his base salary for another 12 months. In the event that the Company is subject to a change in ownership and/or control during the term of the agreement and (i) within 12 months thereafter, Mr. Sullivan resigns for good reason; or (ii) within 3 months prior to, or 12 months thereafter, the Company terminates Mr. Sullivan’s employment for any reason other than permanent disability or cause; then, among other benefits, the Company will continue to pay Mr. Sullivan his base salary and continue the coverage of Mr. Sullivan and his dependents (if applicable), under the health benefit plans in effect at the time of the termination for another 12 months, and all of his unvested stock options, restricted stock, restricted stock units or other similar forms of equity compensation will immediately vest or otherwise become fully available to him. The Company will also pay Mr. Sullivan a prorated bonus (at Mr. Sullivan’s target bonus rate) through the effective date of his termination.

Jeffrey R. Rodek.  Mr. Rodek executed an employment agreement, effective July 1, 2006, which provides for a salary of $400,000 per year and provides that he will receive the same annual equity grant to which the non-employee members of the Board or Directors are entitled. Mr. Rodek’s agreement is for a one year term, provided that the Company may terminate his service as Executive Chairman at any time for any reason (or no reason) with 30 days advance written notice. If the Company terminates Mr. Rodek’s service for any reason other than permanent disability or cause, then, among other benefits, the Company will continue to pay him his salary for another 12 months. In the event that the Company is subject to a change in ownership and/or control during the term of the agreement and (i) within 12 months thereafter, Mr. Rodek resigns for good reason; or (ii) within 3 months prior to, or 12 months thereafter, the Company terminates Mr. Rodek’s service for any reason other than permanent disability or cause; then, among other benefits, the Company will continue to pay Mr. Rodek his base salary and continue the coverage of Mr. Rodek and his dependents (if applicable), under the health benefit plans in effect at the time of the termination for another 12 months, and all of his unvested stock options, restricted stock, restricted stock units or other similar forms of equity compensation will immediately vest or otherwise become fully available to him. The Company will also pay Mr. Rodek a prorated bonus (at Mr. Rodek’s target bonus rate) through the effective date of his termination.

Robin Washington.  Ms. Washington executed an employment agreement, effective January 17, 2006, in connection with her appointment as CFO, which provides for a salary of $355,000 per year and provides that she is eligible for an annual target bonus of 60% of her base salary. Ms. Washington’s employment may be terminated by the Company or Ms. Washington at any time for any reason (or no reason) with 30 days advance written notice. If the Company terminates Ms. Washington’s employment for any reason other than permanent disability or cause, then, among other benefits, Hyperion will continue to pay her base salary for another 12 months. In the event that the Company is subject to a change in ownership and/or control during the term of the agreement and (i) within 12 months thereafter, Ms. Washington resigns for good reason; or (ii) within 3 months prior to, or 12 months thereafter, the Company terminates Ms. Washington’s employment for any reason other than permanent disability or cause; then, among other benefits, the Company will continue to pay Ms. Washington her base salary and continue the coverage of Ms. Washington and her dependents (if applicable), under the health benefit plans in effect at the time of termination for another 12 months, and all of her unvested stock options, restricted stock, restricted stock units or other similar forms of equity compensation will immediately vest or otherwise become fully available to her. In addition, the agreement provides that Ms. Washington is entitled to receive a stock option grant of 135,000 shares of the Company’s Common Stock that will vest in accordance with the Company’s standard four year vesting provisions, a restricted stock award of 25,000 shares that will vest over a four year period and a sign on bonus of $20,000. The Company will also pay Ms. Washington a prorated bonus (at Ms. Washington’s target bonus rate) through the effective date of her termination.

Robert Gersten.  Mr. Gersten executed an employment agreement, effective July 21, 2005, which provides for a salary of $330,000 per year and provides that he is eligible for an annual target bonus of 60% of his base salary. On May 8, 2006, the Compensation Committee of the Board of Directors increased Mr. Gersten’s base salary to $340,000, effective July 1, 2006. Mr. Gersten’s employment may be terminated by the Company or Mr. Gersten at any time for any reason (or no reason) with 30 days advance written notice. If the Company terminates Mr. Gersten’s employment for any reason other than permanent disability or cause, then, among other benefits, Hyperion will continue to pay Mr. Gersten his base salary for another 12 months. In the event that the Company is subject to a change in ownership and/or control during the term of the agreement and (i) within 12 months thereafter, Mr. Gersten resigns for good reason; or (ii) within 3 months prior to, or 12 months thereafter, the Company terminates Mr. Gersten’s employment for any reason other than permanent disability or cause; then, among other benefits, the Company will continue to pay Mr. Gersten his base salary and continue the coverage of Mr. Gersten and his dependents (if applicable), under the health benefit plans in effect at the time of termination for another 12 months, and all of his unvested stock options, restricted stock, restricted stock units or other similar forms of equity compensation will immediately vest or otherwise become fully available to him. The Company will also pay Mr. Gersten a prorated bonus (at Mr. Gersten’s target bonus rate) through the effective date of his termination.

Mark Cochran.  Mr. Cochran executed an employment agreement, effective July 21, 2005, which provides for a salary of $286,000 per year and provides that he is eligible for an annual target bonus of 60% of his base salary. On May 8, 2006, the Compensation Committee of the Board of Directors increased Mr. Cochran’s base salary to $295,000, effective July 1, 2006. Mr. Cochran’s employment may be terminated by the Company or Mr. Cochran at any time for any reason (or no reason) with 30 days advance written notice. If the Company terminates Mr. Cochran’s employment for any reason other than permanent disability or cause, then, among other benefits, Hyperion will continue to pay him his base salary for another 12 months. In the event that the Company is subject to a change in ownership and/or control during the term of the agreement and (i) within 12 months thereafter, Mr. Cochran resigns for good reason; or (ii) within 3 months prior to, or 12 months thereafter, the Company terminates Mr. Cochran’s employment for any reason other than permanent disability or cause; then, among other benefits, the Company will continue to pay Mr. Cochran his base salary for another 12 months and continue the coverage of Mr. Cochran and his dependents (if applicable), under the health benefit plans in effect at the time of termination and all of his unvested stock options, restricted stock, restricted stock units or other similar forms of equity compensation will immediately vest or otherwise become fully available to him. The Company will also pay Mr. Cochran a prorated bonus (at Mr. Cochran’s target bonus rate) through the effective date of his termination.

Heidi Melin.  Ms. Melin executed an employment agreement, effective June 13, 2005, which provides for a salary of $260,000 per year and provides that she is eligible for an annual target bonus of 60% of her base salary. On May 8, 2006, the Compensation Committee of the Board of Directors increased Ms. Melin’s base salary to $281,000, effective July 1, 2006. Ms. Melin’s employment may be terminated by the Company or Ms. Melin at any time for any reason (or no reason) with 30 days advance written notice. If the Company terminates Ms. Melin’s employment for any reason other than permanent disability or cause, then, among other benefits, Hyperion will continue to pay Ms. Melin her base salary for another 12 months. In the event that the Company is subject to a change in ownership and/or control during the term of the agreement and (i) within 12 months thereafter, Ms. Melin resigns for good reason; or (ii) within 3 months prior to, or 12 months thereafter, the Company terminates Ms. Melin’s employment for any reason other than permanent disability or cause; then, among other benefits, the Company will continue to pay Ms. Melin her base salary for another 12 months and continue the coverage of Ms. Melin and her dependents (if applicable), under the health benefit plans in effect at the time of termination, and all of her unvested stock options, restricted stock, restricted stock units or other similar forms of equity compensation will immediately vest or otherwise become fully available to her. The Company will also pay Ms. Melin a prorated bonus (at Ms. Melin’s target bonus rate) through the effective date of her termination. In addition, the agreement provides that Ms. Melin is granted a stock option right to purchase up to 70,000 shares of the Company’s Common Stock that will vest in accordance with the Company’s standard four year vesting provisions (according to the terms of Ms. Melin’s offer letter, the Company’s 2004 Equity Incentive Plan and the Company’s 2004 Equity Incentive Plan grant document), and the right to purchase 10,000 shares of restricted stock at a purchase price of $0.001 per share (according to the terms of Ms. Melin’s offer letter, the Company’s 2004 Equity Incentive Plan and the Company’s Restricted Stock Grant Agreement).

Jon Temple.  Mr. Temple executed an employment agreement, effective October 16, 2006, which provides for a salary of $375,000 per year and provides that he is eligible for an annual target bonus of $400,000. Mr. Temple’s agreement is for a one year term, provided that the Company may terminate his service at any time for any reason (or no reason) with 30 days advance written notice. If the Company terminates Mr. Temple’s service for any reason other than permanent disability or cause, then, among other benefits, the Company will continue to pay him his salary for another 12 months. In the event that the Company is subject to a change in ownership and/or control during the term of the agreement and (i) within 12 months thereafter, Mr. Temple resigns for good reason; or (ii) within 3 months prior to, or 12 months thereafter, the Company terminates Mr. Temple’s service for any reason other than permanent disability or cause; then, among other benefits, the Company will continue to pay Mr. Temple his base salary and continue the coverage of Mr. Temple and his dependents (if applicable), under the health benefit plans in effect at the time of the termination for another 12 months, and all of his unvested stock options, restricted stock, restricted stock units or other similar forms of equity compensation will immediately vest or otherwise become fully available to him. The Company will also pay Mr. Temple a prorated bonus (at Mr. Temple’s target bonus rate) through the effective date of his termination.

Change in Control Provisions Under Our Stock Option Plans

If any participant (other than a non-employee director) under the Company’s 2004 Equity Incentive Plan, 1999 Stock Option Plan or 1995 Stock Option/Stock Issuance Plan is involuntarily terminated within 18 months following the merger or, in the case of outstanding awards under the Arbor Software Corporation 1992 Stock Option Plan, within 24 months following the merger, his or her assumed stock options, restricted share awards, restricted unit awards and cash awards will accelerate in full. In addition, awards granted to non-employee directors under the Company’s 2004 Equity Incentive Plan, 1995 Stock Option/Stock Issuance Plan or Brio Technology, Inc. 1998 Directors’ Stock Option Plan, including annual grant shares, will vest in full upon either the closing of the offer or the merger.

Compensation Committee Report1

The Board has delegated to the Compensation Committee of the Board the authority to review, modify and approve the Company’s overall compensation programs, including the base salaries, bonus targets and payments, and equity awards of executive officers. In addition, the Compensation Committee is responsible for administering the Company’s equity plans and the employee stock purchase plan. The Compensation Committee has delegated to management certain day-to-day operational activities related to the equity plans, including authorizing a Stock Option Committee to make certain grants.

The Compensation Committee has the authority to establish the base salary and individual bonus program of the Company’s chief executive officer (“CEO”) and has the responsibility for determining the individual bonus payout for the CEO. The CEO has the authority to establish the base salary and bonuses for all other employees, including all executive officers, subject to the approval of the Compensation Committee in the case of executive officers.

For fiscal year 2006, the process utilized by the Compensation Committee in determining executive officer compensation levels took into account both qualitative and quantitative factors. Among the factors considered were formal and informal competitive compensation surveys conducted by the Company or in which the Company participated.

General Compensation Philosophy

The Company’s fundamental philosophy is to offer its executive officers competitive compensation opportunities based upon the Company’s overall performance, their individual contribution to the financial and operational success of the Company and their personal performance. It is the Company’s objective to have a substantial portion of each executive officer’s compensation contingent upon the Company’s performance, as well as upon his or her own level of performance. Accordingly, each executive officer’s compensation package consists of: (i) base salary, (ii) cash bonus awards and (iii) long-term stock and/or cash-based incentive awards. Executive officers also have the opportunity to participate in various employee benefit programs that are generally offered to all full-time employees of the Company.

Base Salary.  The base salary for each executive officer is set on the basis of personal performance and the salary level in effect for comparable positions at companies that compete with the Company for executive talent on the basis of surveys conducted by the Company.

Cash Bonuses.  To reinforce the importance of attainment of the Company’s corporate goals and objectives, the Compensation Committee believes that a substantial portion of the annual cash compensation of the executive

1  The Compensation Committee Report is not considered “filed” with the SEC under the Securities Exchange Act of 1934, as amended and is not incorporated by reference in any past or future filing by the Company under the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended. You should not consider this report for solicitation purposes for the purchase or sale of our Common Stock.

officers should be in the form of variable incentive pay. Each executive officer has an established bonus target each fiscal year. The CEO’s bonus is determined by the Compensation Committee annually at the conclusion of the fiscal year. Actual bonuses for executive officers other than the CEO are paid based on the recommendation of the CEO and at the discretion of the Compensation Committee. Cash bonuses are based on an individual’s accomplishment of corporate, business unit and individual objectives. Corporate performance factors include achievement of revenue and operating income targets and attainment of customer satisfaction objectives.

Long-Term Incentive Compensation.  The Company’s executive compensation philosophy emphasizes longer-term incentives through awards of stock options and restricted stock. The Company uses long-term equity-based incentives to align the interests of the executives with the Company’s stockholders.

Stock Options.  Generally, a significant option grant is made in the year that an executive officer commences employment, and a lesser grant is made annually thereafter. The size of each grant is an amount the Compensation Committee deems appropriate, in combination with any restricted stock grants also made, to create a meaningful opportunity for stock ownership based upon the individual’s position with the Company, the individual’s cash compensation level, the individual’s potential for future responsibility and promotion, the individual’s performance in the recent period and the number of unvested options and restricted stock held by the individual at the time of the new grant. The relative weight given to each of these factors will vary from individual to individual at the Committee’s discretion.

Each option grant allows the executive officer to acquire shares of the Company’s Common Stock at a fixed price per share (the market price on the grant date) as they vest over a specified period of time. Options will provide a return to executive officers only if they remain in the Company’s employ, and then only if the market price of the Company’s common stock appreciates over the option term. The options generally vest in periodic installments over a four-year period, contingent upon the executive officer’s continued employment with the Company.

Restricted Stock.  The Company’s stockholders have also approved the granting of restricted stock to employees under the Company’s 1995 Stock Option/Stock Issuance Plan and 2004 Equity Incentive Plan. Each restricted stock grant allows the executive officer or other employee to acquire shares of the Company’s Common Stock at par value ($0.001 per share.) The employee purchases the shares at this price, but the shares are subject to a repurchase right by the Company. The Company’s repurchase right then expires over time, in effect “vesting” the restricted shares in the employee. For the restricted stock grants made in fiscal 2004, the shares will vest in full at the conclusion of the fourth year after grant. This vesting is subject to acceleration based on Company performance against certain performance targets set by the Compensation Committee, particularly license revenues and operating margins. For the restricted stock grants made in fiscal 2005 and 2006, the shares will generally vest over time. The Compensation Committee will review the performance of the Company against targets on a regular basis. As with stock option grants, the size of each restricted stock grant is an amount the Compensation Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the individual’s position with the Company, the individual’s cash compensation level, the individual’s potential for future responsibility and promotion, the individual’s performance in the recent period and the number of unvested options and restricted stock shares held by the individual at the time of the new grant. The relative weight given to each of these factors will vary from individual to individual at the Committee’s discretion.

CEO Compensation

The annual base salary of Mr. Sullivan, the Company’s CEO for fiscal 2006, was established at $535,000 based on compensation surveys of the Company’s peers, his prior compensation and performance and the terms of his employment agreement. Mr. Sullivan received a bonus for fiscal year 2006 in the amount of $660,000, as approved by the Compensation Committee in August 2006. Mr. Sullivan’s bonus payment was based on the Company’s (i) revenue and operating margin goals, (ii) fiscal 2006 license revenue goal and (iii) product development and organizational development goals set by the Compensation Committee. In fiscal 2006, Mr. Sullivan or the Company met or exceeded the goals set for each of these performance measures.

Based on compensation surveys and Mr. Sullivan’s performance, on May 8, 2006 the Compensation Committee of the Board of Directors increased Mr. Sullivan’s base salary to $575,000, effective July 1, 2006.

Performance-Based Compensation Program

On August 22, 2006, the Compensation Committee approved and adopted a performance-based compensation program under the Company’s stockholder-approved 2004 Equity Incentive Plan and established the performance objectives for determining awards under the program.

Under the program, certain members of the Company’s senior management, including each of the Named Executive Officers, are entitled to receive cash awards of between $230,000 and $990,000 and fully-vested restricted stock awards between 3,500 and 15,000 shares of the Company’s Common Stock on June 30, 2008 provided the Company achieves certain license revenue objectives. The restricted stock awards accelerate if a “change of control” occurs under the conditions described in the recipient’s employment agreement. A recipient also must be an employee or consultant to the Company to vest in a stock award or receive a cash grant.

Section 162(m) Tax Limitation

As a result of Federal tax legislation enacted in 1993, a publicly held company such as the Company will not be allowed a Federal income tax deduction for compensation paid to certain executive officers to the extent that compensation exceeds $1 million per officer in any year. The stockholders generally approve the Company’s equity plans, which include a provision that limits the maximum number of shares of Common Stock for which any one participant may be granted options per calendar year. Accordingly, if the options were granted by the Compensation Committee, and if the members of the Compensation Committee were “outside directors” (as defined in Treasury Regulations Section 1.162-27) at the time of grant, and if the option price was equal to the fair market value of the option shares on the grant date, then any compensation deemed paid to an executive officer when he or she exercises options under such an option plan should generally qualify as performance-based compensation that will not be subject to the $1 million limitation. The Company believes that all options granted to executive officers to date meet the requirements for deductibility, with the exception of certain compensation that may be attributed to Mr. Rodek and Mr. Sullivan.

In general, the Compensation Committee considers the deductibility limits of Section 162(m) of the Internal Revenue Code in determining executive compensation.

COMPENSATION COMMITTEE
John Riccitiello (Chairman)
Nanci Caldwell
Terry Carlitz

Audit Committee Report2

The Audit Committee assists the Board in its oversight of (i) the Company’s accounting and financial reporting processes and the audit of the Company’s financial statements, (ii) compliance with legal and regulatory requirements, (iii) the appointment, compensation and oversight of the Company’s independent accountants, and (iv) the performance of the Company’s internal audit function. The Audit Committee also is responsible for approving any non-audit services by the independent accountants. Each of the members of the Audit Committee is independent, as defined under the Nasdaq listing rules. The Committee operates under a written charter adopted by the Board. A copy of the charter is posted on our website and was attached to the proxy statement for our 2004 Annual Meeting.

The Company’s management has primary responsibility for preparing the Company’s financial statements and for the Company’s financial reporting process, including the Company’s system of internal controls. The members of the Audit Committee are not full-time employees of the Company and are not, and do not represent to be,

2  The Audit Committee Report is not considered “filed” with the SEC under the Securities Exchange Act of 1934, as amended and is not incorporated by reference in any past or future filing by the Company under the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended unless this report is specifically referenced. You should not consider this report for solicitation purposes for the purchase or sale of our Common Stock.

performing the functions of auditors or accountants. The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, is responsible for expressing an opinion on these financial statements and internal control over financial reporting based on their audit.

In this context and in connection with the audited consolidated financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006, the Audit Committee:

•	reviewed and discussed the audited consolidated financial statements with the Company’s management including a discussion of the quality of the financial statements, not just the acceptability of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements;

•	discussed with PricewaterhouseCoopers certain matters related to the conduct of the audit, as required by Statement of Auditing Standards No. 61, Communication with Audit Committees;

•	met with the internal auditors and independent accountants, with and without management present, to discuss the overall scope and plans for their respective audits, the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting;

•	discussed with PricewaterhouseCoopers the accountants’ independence from management and the Company, and received the written disclosure and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as amended;

•	instructed the independent accountants and the internal auditor that the Committee expects to be advised if there are any subjects that require special attention; and

•	considered the compatibility of non-audit services with the auditors’ independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board that the Company’s audited consolidated financial statements for the fiscal year ended June 30, 2006 be included in the Company’s Annual Report on Form 10-K for the year ended June 30, 2006 for filing with the Securities and Exchange Commission, and the Board approved such inclusion.

The Audit Committee
Gary Greenfield (Chairman)
Nanci Caldwell
Terry Carlitz

COMPANY STOCK PERFORMANCE3

The graph set forth below compares the cumulative total stockholder return on the Company’s Common Stock between June 30, 2001 and June 30, 2006 with the cumulative total return of (i) The Nasdaq Stock Market Total Return Index (U.S. Companies) (the “Nasdaq Stock Market-U.S. Index”) and (ii) the Goldman Sachs Software Index, over the same period. This graph assumes the investment of $100.00 on June 30, 2000 in the Company’s common stock, The Nasdaq Stock Market-U.S. Index, and the Goldman Sachs Software Index and assumes the reinvestment of dividends, if any. The comparisons shown in the graph below are based upon historical data and the Company cautions that the stock price performance shown in the graph below is not indicative of, nor intended to forecast, the potential future performance of the Company’s Common Stock. Information used in the graph was obtained from Research Data Group, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Hyperion Solutions Corporation, the Nasdaq Stock Market and the Goldman Sachs Technology (Software) Index

* $100 invested on 6/30/01 in stock or index, including reinvestment of dividends. Fiscal year ending June 30.

Certain Transactions

Since July 1, 2005, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company is or is to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer, holder of more than 5% of the Common Stock, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation agreements and other arrangements which are described in the section of this Information Statement entitled “Employment Agreements and Change In Control Arrangements”, and the indemnification agreements described in the following paragraph.

We have entered into indemnification agreements with our directors and executive officers containing provisions that may require us, among other things, to indemnify our directors and executive officers against

3  Stockholders should be aware that under SEC rules, the Stock Performance Graph is not considered “filed” with the SEC under the Securities Exchange Act of 1934, as amended, and is not incorporated by reference in any past or future filing by the Company under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, unless this section is specifically referenced. You may not consider this report for solicitation purposes for the purchase or sale of our Common Stock. References to share amounts contained in this Information Statement have been adjusted to give effect to the December 19, 2005 3-for-2 stock split.

various liabilities that may arise by virtue of their status or service as directors and executive officers, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Contacting the Board of Directors

The Board recommends that stockholders initiate any communications with the Board, its committees or any of its members, in writing and send them in care of the Corporate Secretary. Stockholders can send communications by e-mail to corporatesecretary@hyperion.com, by fax to (408) 588-8181 or by mail to Corporate Secretary, Hyperion Solutions Corporation, 5450 Great America Parkway, Santa Clara CA 95054. This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner. The name of any specific intended Board recipient should be noted in the communication.

All communications received as set forth in the preceding paragraph will be opened by the office of our Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board or any group or committee of directors, the Secretary’s office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the facsimile, envelope or e-mail is addressed.

SCHEDULE I

INTEREST IN SECURITIES OF THE SUBJECT COMPANY

			Amount of
Name	Date	Nature of Transaction	Common Stock	Price

Mark Cochran	1/10/07	Disposition of Common Stock***	797	$35.47
Robin Washington	1/24/07	Disposition of Common Stock***	2,347	$40.41
Yorgen Edholm	1/26/07	Disposition of Common Stock**	6,250	$40.1793
Heidi Melin	1/26/07	Acquisition of Common Stock*	3,500	$28.27
Heidi Melin	1/26/07	Disposition of Common Stock**	3,500	$39.9006
Heidi Melin	1/26/07	Acquisition of Common Stock*	4,000	$28.27
Heidi Melin	1/26/07	Disposition of Common Stock**	4,000	$40.1793
Jeffrey Rodek	1/26/07	Acquisition of Common Stock*	12,352	$12.71
Jeffrey Rodek	1/26/07	Disposition of Common Stock**	12,352	$39.9006
Jeffrey Rodek	1/26/07	Acquisition of Common Stock*	538	$12.71
Jeffrey Rodek	1/26/07	Disposition of Common Stock**	538	$39.9006
Jeffrey Rodek	1/26/07	Acquisition of Common Stock*	18,750	$12.71
Jeffrey Rodek	1/26/07	Disposition of Common Stock**	18,750	$39.9006
Jeffrey Rodek	1/26/07	Acquisition of Common Stock*	2,500	$21.73
Jeffrey Rodek	1/26/07	Disposition of Common Stock**	2,500	$40.1793
Jeffrey Rodek	1/26/07	Acquisition of Common Stock*	7,500	$21.33
Jeffrey Rodek	1/26/07	Disposition of Common Stock**	7,500	$40.1793
Jeffrey Rodek	1/26/07	Acquisition of Common Stock*	25,712	$15.87
Jeffrey Rodek	1/26/07	Disposition of Common Stock**	25,712	$39.9006
Robin Washington	1/26/07	Disposition of Common Stock**	1,000	$39.9006
Godfrey Sullivan	1/26/07	Acquisition of Common Stock*	5,000	$8.64
Godfrey Sullivan	1/26/07	Disposition of Common Stock**	5,000	$39.9006
Godfrey Sullivan	1/26/07	Acquisition of Common Stock*	7,500	$18.23
Godfrey Sullivan	1/26/07	Disposition of Common Stock**	7,500	$39.9006
Robert Gersten	1/26/07	Acquisition of Common Stock*	3,500	$16.70
Robert Gersten	1/26/07	Disposition of Common Stock**	3,500	$40.1793
Robert Gersten	1/26/07	Acquisition of Common Stock*	5,000	$18.23
Robert Gersten	1/26/07	Disposition of Common Stock**	5,000	$39.9006
Mark Cochran	1/30/07	Acquisition of Common Stock*	7,500	$30.84
Mark Cochran	1/30/07	Disposition of Common Stock**	7,500	$42.00
Godfrey Sullivan	1/30/07	Acquisition of Common Stock*	7,500	$21.73
Godfrey Sullivan	1/30/07	Disposition of Common Stock**	7,500	$42.00
Heidi Melin	1/31/07	Acquisition of Common Stock*	5,000	$28.27
Heidi Melin	1/31/07	Disposition of Common Stock**	5,000	$42.50
Yorgen Edholm	2/21/07	Disposition of Common Stock**	5,685	$44.0006
Godfrey Sullivan	2/23/07	Acquisition of Common Stock*	7,500	$25.91
Godfrey Sullivan	2/23/07	Disposition of Common Stock**	7,500	$45.00
Mark Cochran	2/23/07	Acquisition of Common Stock*	6,750	$28.27
Mark Cochran	2/23/07	Disposition of Common Stock**	6,750	$45.00
Robert Gersten	2/23/07	Disposition of Common Stock**	1,000	$45.00
Robert Gersten	2/23/07	Acquisition of Common Stock*	2,500	$21.76
Robert Gersten	2/23/07	Disposition of Common Stock**	2,500	$45.00
Robin Washington	2/23/07	Disposition of Common Stock**	2,400	$45.00

			Amount of
Name	Date	Nature of Transaction	Common Stock	Price

Robin Washington	2/23/07	Acquisition of Common Stock*	5,000	$34.91
Robin Washington	2/23/07	Disposition of Common Stock**	5,000	$45.00
Jeffrey Rodek	2/27/07	Disposition of Common Stock***	301	$43.09
Yorgen Edholm	3/1/07	Disposition of Common Stock**	5,435	$51.75
Yorgen Edholm	3/1/07	Disposition of Common Stock**	5,000	$51.75
Robin Washington	3/1/07	Acquisition of Common Stock*	5,000	$34.91
Robin Washington	3/1/07	Disposition of Common Stock**	5,000	$51.75

*    Acquired upon exercise of employee stock option.

**  Sale pursuant to Rule 10b5-1 stock trading plan.

*** Net issuance release of restricted shares meeting vesting restrictions.

SCHEDULE II

REPURCHASES OF SUBJECT COMPANY COMMON STOCK
BY THE SUBJECT COMPANY

	Amount of
Date	Common Stock	Price

1/8/07	12,000	$34.4775
1/9/07	12,000	$34.6887
1/10/07	12,000	$35.2976
1/11/07	12,000	$35.0333
1/12/07	12,000	$34.3748
1/16/07	12,000	$34.2657
1/17/07	15,000	$33.9521
1/18/07	15,000	$33.6238
1/19/07	12,000	$34.0131
1/22/07	12,000	$33.973
1/23/07	12,000	$34.1523
1/24/07	3,000	$39.757
1/25/07	1,000	$40.992
1/26/07	1,000	$40.261
1/29/07	1,000	$41.014
1/30/07	1,000	$41.843
1/31/07	925	$41.9541
2/5/07	200	$41.95
2/9/07	1,000	$41.981
2/12/07	1,000	$41.744
2/13/07	1,000	$41.4158
2/14/07	1,000	$41.829
2/15/07	1,000	$41.8769
2/16/07	900	$41.85

ANNEX B

2725 Sand Hill Road Suite 200 Menlo Park CA 94025 tel 650 234 5500 800 900 8930

February 28, 2007

Board of Directors
Hyperion Solutions Corporation
5450 Great America Parkway
Santa Clara, CA 95054

Members of the Board:

We understand that Hyperion Solutions Corporation (the “Company”), Oracle Corporation (the “Buyer”), and Hotrod Acquisition Corporation, a wholly owned subsidiary of the Buyer (the “Merger Sub”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated February 28, 2007 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) for $52.00 per share, and (ii) the subsequent merger of Merger Sub with and into the Company (the “Merger”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of Company Common Stock, other than shares held in treasury or held by the Buyer or Merger Sub or as to which dissenters’ rights have been perfected or restricted shares issued pursuant to any of the Company’s stock plans, will be converted into the right to receive $52.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

i) reviewed certain publicly available financial statements and other business and financial information of the Company;

ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii) reviewed certain publicly available financial projections of the Company prepared by equity research analysts, as discussed with the management of the Company;

iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

v) reviewed the reported prices and trading activity for the Company Common Stock;

vi) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

viii) participated in discussions and negotiations among representatives of the Company, the Buyer and their financial and legal advisors;

B-1

ix) reviewed the Merger Agreement, the Tender and Support Agreement between the Buyer, Merger Sub and certain of the stockholders of the Company, substantially in the form of the draft dated February 28, 2007, and certain related documents; and

x) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the publicly available financial projections prepared by equity research analysts, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the future financial performance of the Company. We have also assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We have relied upon, without independent verification, the assessment by the management of the Company of the validity of, and risks associated with, the Company’s products and services and the strategic rationale for the transaction. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to such matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, substantially all of which is contingent upon the consummation of the Tender Offer and Merger. In the past, we have provided financial advisory and financing services for the Company and the Buyer and have received fees in connection with such services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company, the Buyer or any other company or any currency or commodity that may be involved in this transaction.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should accept the offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Michael F. Wyatt
Michael F. Wyatt
Managing Director